                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                           For the Month of May, 2003
                        Commission File Number: 33-99284


                                 STENA AB (PUBL)
                 (Translation of registrant's name into English)

                          SE-405 19 GOTHENBURG, SWEDEN
                    (Address of principal executive offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   [X]          Form 40-F    [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities
Exchange Act of 1934:      Yes [ ]      No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b):82-.   [ ]

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          Stena AB (Publ)


Date:  May 7, 2003                        By: /s/ Svante Carlsson
     ------------------------
                                              Name: Svante Carlsson
                                              Title: Chief Financial Officer and
                                                     Executive Vice President

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                      PAGE
                                                                                                                      ----
CONSOLIDATED FINANCIAL STATEMENTS - STENA AB (PUBL)

Report of independent accountants...................................................................................   F-2

Consolidated income statements for each of the years in the three-year period ended
   December 31, 2002................................................................................................   F-3

Consolidated balance sheets as of December 31, 2001 and 2002........................................................   F-4

Consolidated statements of cash flows for each of the years in the three-year period ended
   December 31, 2002................................................................................................   F-5

Notes to consolidated financial statements..........................................................................   F-6

                        REPORT OF INDEPENDENT ACCOUNTANTS


The Board of Directors
Stena AB (publ)

     We have audited the consolidated balance sheets of Stena AB (publ) and subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of income and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in Sweden and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Stena AB (publ) and subsidiaries as of December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with generally accepted accounting principles in Sweden.

     Generally accepted accounting principles in Sweden vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected results of operations for each of the years in the three-year period ended December 31, 2002 and shareholders' equity as of December 31, 2001 and 2002 to the extent summarized in Note 24 to the consolidated financial statements.




                                               /s/ Thord Elmersson
Gothenburg, Sweden                             --------------------------------
April 25, 2003                                     Thord Elmersson
                                                   Authorized Public Accountant
                                                   KPMG Bohlins AB

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                         CONSOLIDATED INCOME STATEMENTS
                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

                                                                              2000          2001         2002         2002
                                                                              ----          ----         ----         ----
                                                                               SEK           SEK          SEK            $
                                                                                   (IN MILLIONS)              (UNAUDITED-
                                                                                                                NOTE 1)
Revenues:
Ferry operations.....................................................          996         7,909        8,486          976
         Net gain (loss) on sale of vessels (Note 3).................           --           (16)          20            2
                                                                           -------       -------      -------      -------
         Total ferry operations......................................          996         7,893        8,506          978
Drilling.............................................................        1,466         1,702        2,079          239
Shipping: Operations.................................................        2,590         2,498        1,812          209
         Net gain on sale of vessels (Note 3)........................           80           171           28            3
                                                                           -------       -------      -------      -------
         Total shipping..............................................        2,670         2,669        1,840          212
Property:  Operations................................................          598           787          886          102
         Net gain on sale of properties (Note 3).....................            5            41          104           12
                                                                           -------       -------      -------      -------
         Total property..............................................          603           828          990          114
Other................................................................           25            12           10            1
                                                                           -------       -------      -------      -------
Total revenues.......................................................        5,760        13,104       13,425        1,544
                                                                           -------       -------      -------      -------

Direct operating expenses:
Ferry operations.....................................................       (1,027)       (6,223)      (6,264)        (720)
Drilling.............................................................         (499)         (544)        (949)        (109)
Shipping.............................................................       (1,407)       (1,748)      (1,451)        (167)
Property.............................................................         (235)         (299)        (356)         (41)
Other................................................................           (9)          (15)          --           --
                                                                           -------       -------      -------      -------
Total direct operating expenses......................................       (3,177)       (8,829)      (9,020)      (1,037)
                                                                           -------       -------      -------      -------

Selling and administrative expenses..................................         (510)       (1,421)      (1,468)        (169)
Non-recurring items..................................................          144            18           --           --
Depreciation and amortization (Note 4)...............................       (1,064)       (1,605)      (1,764)        (203)
                                                                           -------       -------      -------      -------

Total operating expenses.............................................       (4,607)      (11,837)     (12,252)      (1,409)
                                                                           -------       -------      -------      -------

Income from operations (Note 4)......................................        1,153         1,267        1,173          135
                                                                           -------       -------      -------      -------

Share of affiliated companies' results (Note 9)......................         (864)          131           51            6
Gain on sale of affiliated company (Note 9)..........................        3,174            --          601           69

Financial income and expense:
Dividends received...................................................            5             5           15            2
Gain (loss) on securities, net (Notes 10 and 13).....................          178           107          (77)          (9)
Interest income......................................................          206           120          212           24
Interest expense.....................................................         (649)         (913)      (1,036)        (119)
Foreign exchange gains (losses), net (Note 5)........................          122           (74)          29            3
Other financial income (expense), net (Note 6).......................          (71)          158           32            4
                                                                           -------       -------      -------      -------

Total financial income and expense...................................         (209)         (597)        (825)         (95)
                                                                           -------       -------      -------      -------

Minority interest ...................................................          123             4            1           --
                                                                           -------       -------      -------      -------

Income before taxes..................................................        3,377           805        1,001          115

Income taxes (Note 7)................................................         (280)          605           30            4
                                                                           -------       -------      -------      -------

Net income...........................................................        3,097         1,410        1,031          119
                                                                           =======       =======      =======      =======


The accompanying notes form an integral part of these Consolidated Financial Statements.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2001 AND 2002

                                                                                             2001           2002         2002
                                                                                             -----          ----         ----
                                                                                               SEK           SEK            $
                                                                                                   (IN MILLIONS)  (UNAUDITED
                                                                                                                   NOTE 1)
                                                                          ASSETS
Noncurrent assets:
   Intangible assets................................................................            17            14            2
Tangible fixed assets:
   Property, vessels and equipment (Note 8).........................................        25,461        23,068        2,653
Financial fixed assets:
   Investments in affiliated companies (Note 9).....................................         2,184            --           --
   Marketable securities (Note 10)..................................................         1,077         1,076          124
   Other noncurrent assets (Note 11)................................................           640           732           84
                                                                                            ------        ------        -----
Total noncurrent assets.............................................................        29,379        24,890        2,863
                                                                                            ------        ------        -----
Current assets:
   Inventories......................................................................           256           240           28
   Receivables (Note 12)............................................................         1,923         2,226          256
   Prepaid expenses and accrued income..............................................           946           885          102
   Short-term investments (Note 13).................................................           376           323           37
   Cash and cash equivalents (Note 14)..............................................         2,182         2,100          241
                                                                                             -----         -----        -----
Total current assets................................................................         5,683         5,774          664
                                                                                             -----         -----        -----

Total assets........................................................................        35,062        30,664        3,527
                                                                                            ======        ======        =====

                                            STOCKHOLDERS' EQUITY AND LIABILITIES
Stockholders' equity: (Note 15)
   Capital stock....................................................................             5             5            1
   Reserves.........................................................................        11,105        11,584        1,332
                                                                                            ------        ------        -----
Total stockholders' equity..........................................................        11,110        11,589        1,333
                                                                                            ------        ------        -----

Provisions: (Note 16)
   Deferred income taxes............................................................           724           590           68
   Other ...........................................................................           706           303           35
                                                                                            ------        ------        -----
Total provisions....................................................................         1,430           893          103
                                                                                            ------        ------        -----
Noncurrent liabilities:
Long-term debt: (Note 17)
   Property.........................................................................         4,644         4,667          537
   Other............................................................................         7,951         5,149          592
   Senior Notes ....................................................................         3,188         4,157          478
Capitalized lease obligations (Note 18).............................................           467           499           57
Other noncurrent liabilities........................................................           172           120           14
                                                                                            ------        ------        -----
Total noncurrent liabilities........................................................        16,422        14,592        1,678
                                                                                            ------        ------        -----
Current liabilities:
Short-term debt: (Note 19)
   Property.........................................................................            60            32            4
   Other............................................................................         2,651           231           27
Capitalized lease obligations (Note 18).............................................            67            21            2
Trade accounts payable..............................................................           423           569           65
Accrued costs and prepaid income....................................................         1,811         1,724          198
Income tax payable..................................................................           184            80            9
Other current liabilities...........................................................           904           933          108
                                                                                            ------        ------        -----
Total current liabilities...........................................................         6,100         3,590          413
                                                                                            ------        ------        -----

Total stockholders' equity and liabilities..........................................        35,062        30,664        3,527
                                                                                            ======        ======        =====

The accompanying notes form an integral part of these Consolidated Financial Statements.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

                                                                                2000         2001          2002          2002
                                                                                ----         ----          ----          ----
                                                                                 SEK          SEK           SEK          $
                                                                                                  (IN MILLIONS)  (UNAUDITED-
                                                                                                                   NOTE 1)
NET CASH FLOWS FROM OPERATING ACTIVITIES:
Net income...........................................................          3,097        1,410         1,031           119
Adjustments to reconcile net income to net cash
   provided by operating activities:
Depreciation and amortization........................................            974        1,506         1,764           203
Share of affiliated companies' results...............................            864         (131)          (51)           (6)
(Gain) on sale of affiliated company.................................         (3,174)          --          (601)          (69)
(Gain)/loss on sale of subsidiary....................................             --            5            --            --
(Gain)/loss on sale of property, vessels and equipment (Note 3)......            (83)        (194)         (151)          (17)
(Gain)/loss on securities, net.......................................           (178)        (107)           77             9
Unrealized foreign exchange (gains)/losses...........................            397           56           412            47
Deferred income taxes................................................            250         (679)          (59)           (7)
Minority interests...................................................           (123)          (4)           (1)           --
Other non cash items.................................................           (177)        (293)           (2)           --
Net cash flows from trading securities...............................           (227)        (227)           42             5
Changes in assets and liabilities, net of effects of
   dispositions of businesses:
Receivables..........................................................           (276)        (425)         (274)          (32)
Prepaid expenses and accrued income..................................            (62)          16            48             6
Inventories..........................................................             (8)          24            11             1
Trade accounts payable...............................................            (34)         255           154            18
Accrued costs and prepaid income.....................................             89         (302)         (288)          (33)
Income tax payable...................................................             16           46          (102)          (12)
Other current liabilities............................................             65           70           133            15
                                                                              ------       ------        ------         -----
Net cash provided by operating activities............................          1,410        1,026         2,143           247
                                                                              ------       ------        ------         -----
NET CASH FLOWS FROM INVESTING ACTIVITIES:
Cash proceeds from sale of property, vessels and equipment (Note 3)..            388          746           986           113
Capital expenditure on property, vessels and equipment (Note 4)......         (3,266)      (3,875)       (2,359)         (271)
Purchase of subsidiary net of cash acquired..........................            629         (212)           --            --
Proceeds from sale of subsidiary.....................................             --          499            --            --
Proceeds from sale of affiliated company.............................          5,449           --         2,711           312
Proceeds from sale of securities.....................................            553          948           557            64
Purchase of securities...............................................           (732)        (675)         (735)          (85)
Increase of noncurrent assets........................................           (296)        (100)          (39)           (5)
Decrease of noncurrent assets........................................             57          695            22             3
Other investing activities...........................................             39          (24)         (207)          (24)
                                                                              ------       ------        ------         -----
Net cash (used in)/provided by investing activities..................          2,821       (1,998)          936           107
                                                                              ------       ------        ------         -----
NET CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of debt.......................................          2,698        3,455         3,062           352
Principal payments on debt...........................................         (5,059)      (5,153)       (4,790)         (551)
Net change in borrowings on line-of-credit agreements................         (1,084)       3,555        (1,289)         (148)
Proceeds from new capitalized lease obligations......................             --           --           343            39
Principal payments on capitalized lease obligations..................            (54)         (57)         (301)          (35)
Net change in restricted cash accounts...............................            (12)         133           (10)           (1)
Other financing activities...........................................            160           81          (179)          (20)
                                                                              ------       ------       -------         -----
Net cash provided by/(used in) financing activities..................         (3,351)       2,014        (3,164)         (364)
                                                                              ------       ------       -------         -----
Effect of exchange rate changes on cash and cash equivalents.........             (7)          18             3            --
                                                                                  --           --             -            --

Net change in cash and cash equivalents..............................            873        1,060           (82)          (10)

Cash and cash equivalents at beginning of year.......................            249        1,122          2,182          251
                                                                              ------       ------        -------        -----
Cash and cash equivalents at end of year.............................          1,122        2,182          2,100          241
                                                                              ======       ======        =======        =====

The accompanying notes form an integral part of these Consolidated Financial Statements.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002


NOTE 1  SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

        The accompanying consolidated financial statements present the financial position and results of operations of Stena AB (publ) ("Stena AB") and consolidated subsidiaries (the "Company") and have been prepared in accordance with generally accepted accounting principles in Sweden (Swedish GAAP). These accounting principles differ in certain significant respects from accounting principles generally accepted in the United States (US GAAP). See Note 24 for a discussion of the principal differences between Swedish GAAP and US GAAP that affect the Company's consolidated net income and stockholders' equity.

        Solely for the convenience of the reader, the 2002 financial statements have been translated from Swedish kronor (SEK) into United States dollars ($) using the December 31, 2002 Noon Buying Rate of the Federal Reserve Bank of New York of $1.00 = SEK 8.6950.

    Basis of consolidation

        The consolidated financial statements include Stena AB and all companies in which Stena AB has a majority of the voting control. Intercompany transactions are eliminated on consolidation. Acquisitions are accounted for in accordance with the acquisition accounting method. Any resulting negative goodwill is amortized according to a plan, established in connection with the acquisition, normally over a one to four year period to offset trading losses and restructuring costs anticipated on acquisition.

    New accounting principle

        The Company changed its accounting policy under Swedish GAAP for dry-docking costs for vessels other than ferries as of January 1, 2002 due to a new accounting standard issued in Sweden. The method now used capitalizes dry-docking costs as incurred and amortizes such costs as depreciation and amortization expense over the period to the next scheduled dry-docking. Previously, dry-docking costs were accrued in advance and recorded as direct operating expenses. The income statement for the years ended December 31, 2000 and 2001 have been restated to reflect the adoption of this new accounting principle. Accordingly, dry-docking costs of SEK 90 million and SEK 99 million, respectively, are classified as depreciation and amortization expense instead of as direct operating expenses. Dry-docking costs for ferries are still capitalized as prepaid expenses and amortized as direct operating expenses due to its annual nature.

    Investment in affiliated companies

        The equity method of accounting is used in companies in which the Company owns between 20% and 50% of the voting shares and/or has a significant influence. The Company records its proportionate share of the net income (loss) of these affiliated companies' results in the consolidated income statement. Dividends received are recorded as a reduction of the carrying value.

    Estimates and Concentrations

        The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        The Company operates in the shipping and offshore drilling industries which historically have been cyclical with corresponding volatility in profitability and vessel values. Vessel values are strongly influenced by charter rates which in turn are influenced by the level and pattern of global economic growth and the world-wide supply of vessels. The spot market for tankers is highly competitive and charter rates are subject to significant fluctuations. Dependence on the spot market may result in lower utilization. In addition, the Company's ferry operations are highly seasonal. Each of the aforementioned factors are important considerations associated with the Company's determination of the carrying amount of owned vessels. The Company seeks to mitigate the effect of such factors by various means such as by obtaining long-term charter contracts.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002


    Revenue recognition

        The Company's shipping and drilling revenues are derived from charter contracts. Revenue is recognized in the period services are rendered at the rates established in the charter contracts.

        Revenues from the Company's ferry operations consist of ticket sales, onboard sales and freight revenues and are recognized in the period services are rendered.

        Rental income from the Company's real estate operations is derived from operating leases and is recognized on a straight line basis over the life of the leases.

    Sale of vessels and properties

        Net gain (loss) on sale of vessels and properties are included as a component of revenues. Vessel and property sales are recorded when title to the asset and risk of loss has passed to the buyer and consideration has been exchanged. Assets sold but not yet delivered are shown at net book value and are classified as current assets if financed by short-term borrowings.

    Depreciation and amortization

        Property, vessels and equipment are depreciated over their total estimated useful lives as follows:

Vessels: Drilling rigs                   10-15 years
         Crude oil tankers               15 years
         RoRo vessels                    15 years
         RoPax vessels                   20 years
         HSS vessels                     20 years
         Ferries                         25 years
Equipment                                3-5 years
Buildings for own use                    50 years

         Intangible assets are amortized over 5 years. Properties being part of the Company' s real estate operations are depreciated at 1% annually based upon acquisition values.

    Impairment of long-lived assets

         The Company reviews long-lived assets used in its business and investments in affiliated companies on an annual basis for impairment, or whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. The Company uses appraisals carried out by independent international vessel brokers and discounted cash flows as its primary indicators of potential impairment. An impaired asset is written down to its estimated fair value if the decline in value is deemed to be permanent.

    Foreign exchange

        Assets and liabilities of foreign subsidiaries are translated at year-end exchange rates and income statement items are translated at average exchange rates prevailing during the year. Exchange differences arising on the translation of financial statements of foreign subsidiaries are taken directly to stockholders' equity. Differences arising on the translation of foreign currency borrowings that are designated as a hedge of a net investment in a foreign subsidiary are taken directly to stockholders' equity to match the corresponding exchange difference on the translation of the related net investment in the foreign subsidiary.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002


    Financial instruments

       In order to qualify for deferral hedge accounting of unrealized gains and losses on financial instruments, such instruments must be designated as and effective as a hedge of an underlying asset or liability or firm commitment or anticipatory transaction. Management reviews the correlation and effectiveness of its financial instruments on a periodic basis. Financial instruments that do not meet the criteria for hedge accounting treatment are marked-to-market. Unrealized gains are deferred and recognized only when realized while unrealized losses are recorded in the income statement.

       It is the Company's policy that terms and contractual maturities of financial instruments that are designed to hedge interest rate and foreign currency exposures correspond to the terms, and where appropriate, the maturities of the underlying hedged transactions.

       Realized gains and losses that result from the early termination of financial instruments are deferred and are included in (i) the determination of the carrying value of the underlying asset or liability in the consolidated balance sheet or (ii) the income statement when the anticipated transaction actually occurs. If an underlying asset or liability is sold or settled, any related financial instrument is then marked-to-market and the resulting unrealized gain or loss is recorded as part of the gain or loss on sale or settlement of the underlying item.

       Premiums paid for the purchase of foreign currency and interest rate options are recorded as a prepaid expense in the consolidated balance sheet and are amortized as an adjustment of the underlying revenue or expense over the terms of the agreement.

    Foreign exchange risk management

       Forward exchange contracts - Assets and liabilities denominated in foreign currencies arising in the normal course of business are translated at the year-end exchange rates unless related or matching forward foreign exchange contracts that are designated as a hedge have been entered into in which case the rate specified in the contract is used.

       Options - Unrealized gains or losses on options, including premiums paid or received, that are used to hedge anticipated foreign currency transactions are deferred and are recognized as an adjustment of such transaction when it actually occurs.

       Currency swaps - The Company enters into currency swaps in order to reduce its exposure in a foreign currency, to lower its funding costs or to diversify sources of funding. Interest expense on the debt is adjusted to include the payments made or received under the swap agreement.

        Gains and losses on forward exchange contracts that are designated as and are effective as a hedge of a firm commitment, primarily future cash flows from charter vessel contracts, are deferred and recognized in the income statement in the same period the hedged cash flows are received. Realized gains and losses on forward exchange contracts and purchased foreign currency options are recognized in the income statement in the period such items are closed or settled.

    Interest rate risk management

       Interest rate futures - The difference between the rate specified in an interest rate future contract that is designated as a hedge of an underlying debt obligation and the contractual rate on such debt is recorded as an adjustment of interest expense.

        Interest rate swaps - The interest receivable and interest payable under the terms of interest rate swaps are accrued and recorded as an adjustment to the interest expense of the underlying debt obligation. The Company accounts for the amounts due from or payable to the counterparties of interest rate swaps on an accrual basis at each reporting date based on amounts computed by reference to the respective interest rate swap contract. Generally, the maturity dates of the hedged debt extends beyond the contractual term of the interest rate swaps contracts. Accrual accounting is used over the contractual life of interest rate swaps that are used in connection with the Company's overall program of interest rate management as long as the swaps are considered effective in managing the Company's interest rate risk.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002


        Interest rate collars and caps - Gains or losses from these interest rate financial instruments are recorded as interest expense in the period that the contracts are closed or expire. Realized gains and losses that occur from the early termination or expiration of contracts are deferred and amortized to interest expense over the terms of the agreements.

       Options - The difference between the rate specified in an option that is designated as a hedge of an underlying debt obligation and the contractual rate on such debt is recorded as an adjustment of interest expense.

    Cash equivalents

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

    Receivables

        Receivables are recorded at their expected net realizable value.

    Inventories

        Inventories are carried at the lower of cost (FIFO) or market value.

    Property, Vessels and Equipment

        Property, vessels and equipment are recorded at cost less accumulated depreciation. Repair and maintenance costs are expensed as incurred. Dry-docking costs for vessels are capitalized and amortized over the time until next dry-docking. Dry-docking costs for ferries are capitalized as prepaid expenses and amortized as direct operating expenses due to its annual nature, while dry-docking costs for other vessels are capitalized as cost of the vessel and depreciated.

        Interest is capitalized for large-scale assets constructed for the Company's use based on the expenditures incurred during the construction period using the Company's current available rate of borrowing for the applicable project. Capitalized interest on such assets is then depreciated over the estimated useful lives of the respective assets.

        When the Company enters into a lease or other similar arrangement which entails taking substantially all the risks and rewards of ownership of an asset, the lease is treated as a capital lease. The leased asset is classified in the balance sheet as vessels and equipment and is depreciated over its estimated useful life and the present value of the future minimum lease payments is recorded as a capital lease obligation. Rent payments are apportioned between the interest element which is charged to operations, and a capital element that is recorded as a reduction of the capital lease obligation.

    Investments

        Investments in current marketable securities held for trading purposes and noncurrent marketable securities that are held for purposes other than trading are recorded at the lower of cost or market. Net unrealized gains on a portfolio of investments are not recognized and net unrealized losses are recognized in the income statement as part of gain (loss) on securities.

    Deferred taxes

        Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. Deferred tax assets are recognized to the extent that it is more likely than not that an asset will be realized.

        Tax legislation in Sweden offers companies the opportunity to defer their current tax liability by making tax deductible allocations to untaxed reserves. The deferred tax on these reserves is classified as a long term liability while the remaining portion is included within restricted reserves in stockholders' equity.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002


NOTE 2  STRATEGIC INVESTMENTS

           The Company and two related companies, Stena Sessan AB ("Sessan") and Stena Metall AB ("Stena Metall"), represent the three primary holding companies which are wholly owned by the Sten Allan Olsson family in Sweden. Collectively these companies are referred to as the "Stena Sphere". Another significant company within the Stena Sphere is Concordia Maritime AB ("Concordia") which is 52% owned by Sessan. Shares in Concordia are listed on the Stockholm Stock Exchange.

         Stena Line

         From 1988 to 2000 the Company had a 45.66% equity interest and a 49.96% voting interest in Stena Line, an international passenger and freight ferry service operator. The remaining shares of Stena Line were acquired in late 2000 and early 2001 to reach a total 98.41% equity interest. Having reached more than a 90% equity interest, the remaining outstanding shares will be acquired through a normal legal procedure. Stena Line is consolidated as a subsidiary as of October 31, 2000. In September 2001, the legal ownership of Stena Line was reorganized internally, whereby a new holding company, Stena Line Holding BV, was set up as a fully owned subsidiary of Stena International BV, a subsidiary of Stena AB.

         P&O Stena Line

         In March 1998, Stena Line and P&O combined their English Channel routes, which include the Dover-Calais route, the largest ferry route in Europe in terms of passenger traffic, to form P&O Stena Line ("P&OSL"). Stena Line had a 40% equity interest in P&OSL and Stena Line and P&O each had 50% of the voting interests. Following the consolidation of Stena Line into the Stena AB group, P&OSL is an affiliated company in the Stena AB group. On August 13, 2002, Stena Line sold its 40% interest in P&O Stena Line to P&O. Accordingly, Share of affiliated companies' results includes the Company's 40% share of the results of P&OSL through July 31, 2002.


NOTE 3  SALE OF PROPERTY, VESSELS AND EQUIPMENT


                                                                                         YEAR ENDED DECEMBER 31,
                                                                                  2000            2001             2002
                                                                                  ----            ----             ----
                                                                                            (SEK IN MILLIONS)
Property     Cash proceeds from sale of property.............................       15             180              333
             Net book value of property sold.................................      (10)           (139)            (229)
                                                                                  ----           -----            -----
             Net gain on sale of property....................................        5              41              104
                                                                                     -              --              ---

Vessels      Cash proceeds from sale of vessels..............................      373             565              648
             Net book value of vessels sold..................................     (293)           (410)            (600)
                                                                                 -----           -----            -----
             Net gain on sale of vessels.....................................       80             155               48
                                                                                 -----           -----            -----

Equipment    Cash proceeds from sale of equipment............................       --               1                5
             Net book value of equipment sold................................      (2)              (3)              (6)
                                                                                 -----           -----            -----
             Net gain (loss) on sale of equipment............................      (2)              (2)              (1)
                                                                                 -----           -----            -----

Total        Cash proceeds from sale of property, vessels and equipment .....         388             746              986
             Net book value of assets sold...................................     (305)           (552)            (835)
                                                                                 -----           -----            -----
             Total gain......................................................       83             194              151
                                                                                 =====           =====            =====

        Net gain (loss) on sale of equipment is included in operating expenses.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002


NOTE 4  SEGMENT INFORMATION

        The Company is active internationally, primarily in the areas of ferry operations, drilling, shipping and property. Ferry operations are performed through Stena Line in the Scandinavia, North Sea and Irish Sea areas and through Scandlines in the south of the Baltic Sea. Drilling includes the ownership and operation of a fleet of semi-submersible drilling rigs. Shipping includes the ownership and chartering of Roll-on/Roll-off vessels and crude oil tankers. To support these activities, the Company is also engaged in the management and crewing as well as the design and rebuilding of such vessels. Property relates to investments in residential and commercial real estate, principally in Sweden and The Netherlands. Other business activities include financial activities and non-allocated central administration costs. The primary measure of profitability for these segments is income from operations. The Company's shipping operations in 2000 include revenues of SEK 394 million earned from Stena Line prior to its consolidation from October 31, 2000. There are no other significant transactions between the operating segments.


                                                                                               YEAR ENDED DECEMBER 31,
Income from operations by segment:                                                      2000            2001             2002
                                                                                        ----            ----             ----
                                                                                                 (SEK IN MILLIONS)
Ferry operations..........................................................              (132)            (43)             483
             Net gain (loss) on sale of vessels...........................                --             (16)              20
                                                                                          --            ----               --
               Total ferry operations.....................................              (132)            (59)             503
Drilling..................................................................               392             468              278
Shipping:    Roll-on/Roll-off vessels.....................................               247               5              (13)
             Crude oil tankers............................................               375             357               (7)
             Other shipping...............................................               (10)            (11)             (10)
             Net gain on sale of vessels..................................                80             171               28
                                                                                          --             ---               --
               Total shipping.............................................               692             522               (2)
Property:    Operations...................................................               279             373              397
             Net gain on sale of properties...............................                 5              41              104
                                                                                           -              --              ---
               Total property.............................................               284             414              501
Other.....................................................................               (83)            (78)            (107)
                                                                                       -----           -----           ------

Income from operations....................................................             1,153           1,267            1,173
                                                                                       =====           =====            =====


                                                                                              YEAR ENDED DECEMBER 31,
 Depreciation and amortization by segment:                                              2000            2001             2002
                                                                                        ----            ----             ----
                                                                                                (SEK IN MILLIONS)
Ferry operations..........................................................                90             772              801
Drilling..................................................................               509             586              747
Shipping:    Roll-on/Roll-off vessels.....................................               354             141              124
             Crude oil tankers............................................                55              39               20
             Other shipping...............................................                 4               5                5
                                                                                       -----           -----            -----
               Total shipping.............................................               413             185              149
Property..................................................................                39              54               62
Other.....................................................................                13               8                5
                                                                                       -----           -----            -----

Total.....................................................................             1,064           1,605            1,764
                                                                                       =====           =====            =====

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002


        Depreciation and amortization expense consists of the following components:

                                                                                               YEAR ENDED DECEMBER 31,
                                                                                        2000            2001             2002
                                                                                        ----            ----             ----
                                                                                                 (SEK IN MILLIONS)
Property..................................................................                58             120              148
Vessels...................................................................               945           1,437            1,564
Equipment.................................................................                54              42               49
                                                                                       -----           -----            -----
Total property, vessels and equipment.....................................             1,057           1,599            1,761

Intangible assets.........................................................                 7               6                3
                                                                                       -----           -----            -----

Total.....................................................................             1,064           1,605            1,764
                                                                                       =====           =====            =====

        Depreciation and amortization expense includes amortization of assets under capitalized leases amounting to SEK 110 million, SEK 151 million, and SEK 140 million for the years ended December 31, 2000, 2001, and 2002, respectively.


                                                                                               YEAR ENDED DECEMBER 31,
 Capital expenditure by segment:                                                        2000            2001             2002
                                                                                        ----            ----             ----
                                                                                                 (SEK IN MILLIONS)
Ferry operations..........................................................                54             371              891
Drilling..................................................................               959           1,966              196
Shipping:    Roll-on/Roll-off vessels.....................................               640             163              341
             Crude oil tankers............................................                23              48              400
             Other shipping...............................................                31               7                7
                                                                                       -----          ------            -----
               Total shipping.............................................               694             218              748
Property..................................................................             1,556           1,317              519
Other.....................................................................                 3               3                5
                                                                                       -----          ------            -----

Total.....................................................................             3,266           3,875            2,359
                                                                                       =====           =====            =====

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002


Geographic information:

        The Company's shipping operations include the ownership and chartering of vessels as well as the operation and management of crude oil tankers and include, up to October 31, 2000, revenues earned from transactions with Stena Line. The other shipping operations are performed throughout the world. Accordingly, such revenues and assets are not presented on a country by country basis. The Company's drilling operations are conducted in Europe (North Sea), Asia Pacific and Brazil, while the Company's property operations are conducted primarily in Sweden and The Netherlands.


 Revenues:

                                                                                                 YEAR ENDED DECEMBER 31,
                                                                                            2000         2001            2002
                                                                                            ----         ----            ----
                                                                                                  (SEK IN MILLIONS)
Scandinavia.....................................................................           1,068        6,198           7,008
Europe, other...................................................................           1,177        3,191           3,530
Other markets...................................................................             844        1,046           1,047
Revenues from Stena Line (before consolidation).................................             394           --              --
Shipping (other than from Stena Line)...........................................           2,277        2,669           1,840
                                                                                           -----        -----           -----

Total...........................................................................           5,760       13,104          13,425
                                                                                           =====       ======          ======


 Identifiable assets:

                                                                                                           AS OF DECEMBER 31,
                                                                                                         2001            2002
                                                                                                         ----            ----
                                                                                                          (SEK IN MILLIONS)
Scandinavia........................................................................                    13,524          12,571
Europe, other......................................................................                    12,902          12,436
Other markets......................................................................                     4,574           3,549
Shipping operations................................................................                     1,878           2,108
Investment in affiliated companies.................................................                     2,184              --
                                                                                                       ------          ------

Total..............................................................................                    35,062          30,664
                                                                                                       ======          ======

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002


NOTE 5  FOREIGN EXCHANGE GAINS (LOSSES)

        Foreign exchange gains (losses) consist of (i) gains and losses incurred in connection with the Company's foreign currency trading activities (see Note
21) and (ii) gains and losses arising from the translation of amounts in foreign currencies and transactions denominated in foreign currencies.

                                                                                             YEAR ENDED DECEMBER 31,
                                                                                        2000             2001             2002
                                                                                        ----             ----             ----
                                                                                                (SEK IN MILLIONS)
Currency trading activities, net..........................................                 7               4               45
Translation differences...................................................               115             (78)             (16)
                                                                                         ---            ----             ----

Total                                                                                    122             (74)              29
                                                                                         ===            ====               ==



NOTE 6  OTHER FINANCIAL INCOME (EXPENSE)

                                                                                             YEAR ENDED DECEMBER 31,
                                                                                       2000             2001               2002
                                                                                       ----             ----               ----
                                                                                                (SEK IN MILLIONS)
Release of reserve for ferry operations...................................                --             277               174
Amortization of deferred financing costs..................................               (27)            (36)              (90)
Bank charges..............................................................               (11)            (23)              (20)
Other items...............................................................               (33)            (60)              (32)
                                                                                        ----            ----              ----

Total                                                                                    (71)            158                32
                                                                                        ====            ====              ====

        The reserve for ferry operations relates to the excess of SEK 658 million of the carrying value of the Stena Line $300 million Senior Notes over their redemption price in late 2000. See also Note 16. This excess value is released between 2001 to 2004 according to a plan determined at the end of 2000.

        Deferred financing costs include financing costs for the issue of the Senior Notes in 1995, 1997 and 2002, the Revolving Credit Facilities in 1995, 2001 and 2002 and the 1999 Stena Tay private placement. All of these costs are amortized over the life of the borrowings. In connection with the refinancing in late 2002, costs for the 1995 senior notes as acquired in 2002 were amortized together with remaining costs for the 1995 revolving credit facility and the Stena Tay private placement. See Note 11.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002


NOTE 7  INCOME TAXES

        Income before taxes was distributed geographically as follows:

                                                                                              YEAR ENDED DECEMBER 31,
                                                                                        2000            2001             2002
                                                                                        ----            ----             ----
                                                                                                (SEK IN MILLIONS)
Sweden....................................................................              (218)           (570)             233
Rest of the world.........................................................             1,285           1,244              116
Share of affiliated companies' results....................................              (864)            131               51
Gain on sale of affiliated company........................................             3,174              --              601
                                                                                       -----             ---            -----
Total.....................................................................             3,377             805            1,001
                                                                                       =====             ===            =====

        Income tax (expense) benefit consists of the following:

                                                                                               YEAR ENDED DECEMBER 31,
                                                                                        2000            2001             2002
                                                                                        ----            ----             ----
                                                                                                 (SEK IN MILLIONS)
Current:
Sweden....................................................................               (8)             (8)              (5)
Rest of the world.........................................................              (22)            (66)             (24)
                                                                                        ----            ----             ----
                                                                                        (30)            (74)             (29)
Deferred:
Sweden....................................................................             (104)            578              (55)
Rest of the world.........................................................             (146)            101              114
                                                                                       -----            ---              ---
                                                                                       (250)            679               59

Total.....................................................................             (280)            605               30
                                                                                       =====            ===               ==

        The deferred taxes in 2001 include SEK 332 million in tax losses crystallized in Sweden in connection with the reorganization of Stena Line into the Stena AB group and SEK 308 million of tax losses related to the 2001 operations of Stena Line, which could be utilised by other Swedish companies.

        The principal reasons for the difference between the statutory tax rate in Sweden and the effective tax rate are set forth below:

                                                                                              YEAR ENDED DECEMBER 31,
                                                                                        2000            2001             2002
                                                                                        ----            ----             ----
Statutory income tax rate.................................................                28%            28%              28%
Differences in foreign tax rates..........................................                 3            (31)               1
Taxes related to previous years...........................................                --             (7)             (14)
Losses not currently utilized.............................................                 1              --               4
Expenses not deductible...................................................                 6               1               4
Nontaxable gains on sale of affiliated company............................               (31)             --             (14)
Nontaxable income.........................................................                (1)             --              (7)
Utilization of tax loss carryforwards.....................................                --            (61)
Share of affiliated companies' results....................................                 2             (5)              (3)
Other.....................................................................                --              --              (2)
                                                                                          --              --              ---

Effective income tax rate.................................................                 8%           (75)%             (3)%
                                                                                          ==           =====             ====

        Differences in foreign tax rates in 2001 relate to income in countries with low tax rates and losses in countries with higher tax rates. The utilization of further tax loss carryforwards in 2001 relate to Stena Line as above.

        Taxes related to previous years include recognized accrued interest in the United Kingdom, where interest is tax deductible only when paid.

        Details of the deferred tax balances and the principal sources of temporary differences are provided in Note 16.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002


NOTE 8  PROPERTY, VESSELS AND EQUIPMENT

                                                  ACQUISITION COST   ACCUMULATED DEPRECIATION            NET BOOK VALUE
                                                AS OF DECEMBER 31,         AS OF DECEMBER 31,        AS OF DECEMBER 31,
                                                ------------------         ------------------        ------------------
                                                 2001         2002          2001         2002         2001         2002
                                                 ----         ----          ----         ----         ----         ----
                                                                       (SEK IN MILLIONS)
Property...............................         8,152        8,246           327          425        7,825        7,821
Vessels................................        21,342       18,879         4,764        5,074       16,578       13,805
Construction in progress...............           756          961            --           --          756          961
Equipment..............................           519          575           130           94          389          481
                                               ------       ------         -----        -----       ------       ------

Total..................................        30,769       28,661         5,221        5,593       25,548       23,068
                                               ======       ======         =====        =====       ======       ======

Less assets held for sale:
Property...............................            21           --             1           --           20           --
Vessels................................            75           --             8           --           67           --
                                               ------       ------         -----        -----       ------       ------

Total..................................        30,673       28,661         5,212        5,593       25,461       23,068
                                               ======       ======         =====        =====       ======       ======

        Assets held for sale relate to assets sold in 2001, but only delivered early 2002 and therefore included as current assets (receivables). See Note 12. Gain on sale of these assets is recorded in 2002.

        The Company has agreed to acquire two RoRo vessels and two RoPax vessels, which are currently under construction at shipyards in China and Korea, respectively. In 2002, the Company acquired a RoRo vessel under construction from an Italian shipyard, which is to be completed in Croatia. Deliveries of all of these vessels are planned for 2003. The Company has also 75% interest in two Panamax tankers, which are currently under construction at a shipyard in China, for delivery in 2004. Yard payments of SEK 553 million, interest costs of SEK 58 million and other capitalized items of SEK 350 million are included in "Construction in progress" at December 31, 2002. The amount of interest capitalized on construction in progress was SEK 184 million, SEK 198 million and SEK 26 million for the years ended December 31, 2000, 2001 and 2002, respectively.

        The movements during the year ended December 31, 2002 are as follows:

                                                          PROPERTY      VESSELS   CONSTRUCTION     EQUIPMENT     TOTAL
                                                                                   IN PROGRESS
                                                                            (SEK IN MILLIONS)
Acquisition cost as of beginning of year
                                                             8,131        21,267           756         519       30,673
Additions..............................                        556           522         1,111         170        2,359
Disposals..............................                       (243)       (1,224)           --         (35)      (1,502)
Transfers/Dividend (Note 15)...........                         (2)          686          (693)          7           (2)
Translation differences................                       (196)       (2,372)         (213)        (86)      (2,867)
                                                             -----       -------         -----        ----      -------

Acquisition cost as of end of year.....                      8,246        18,879           961         575       28,661
                                                             =====        ======          ====        ====       ======

Accumulated depreciation as of
beginning of year......................                        326         4,756            --         130        5,212
Disposals..............................                        (14)         (624)           --         (29)        (667)
Translation differences................                        (35)         (759)           --         (56)        (850)
Reclassification (Note 16).............                         --           137            --          --          137
Current year depreciation..............                        148         1,564            --          49        1,761
                                                               ---         -----            --          --        -----
Accumulated depreciation as of end of
year...................................                        425         5,074            --          94        5,593
                                                             =====        ======          ====        ====       ======

Net book value as of beginning of year.                      7,805        16,511           756         389       25,461
                                                             =====        ======           ===         ===       ======
Net book value as of end of year.......                      7,821        13,805           961         481       23,068
                                                             =====        ======           ===         ===       ======

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002


NOTE 9  AFFILIATED COMPANIES

        Investments in affiliated companies are accounted for under the equity method whereby the Company records its share of the results of operations and eliminates dividends received and inter-company profits on vessels sold.

        The total share of affiliated companies'  results is as follows:

                                                                                       YEAR ENDED DECEMBER 31,
                                                                                2000            2001                2002
                                                                                ----            ----                ----
                                                                                          (SEK IN MILLIONS)
Stena Line..........................................................               (885)            --                --
Coflexip............................................................                 66             --                --
P&O Stena Line......................................................                (45)           131                51
                                                                                   ----            ---                --

Total...............................................................               (864)           131                51
                                                                                  =====            ===                ==

        The Stena Line results for 2000 include SEK (140) million relating to the Company' s share of results for the period from January 1, 2000 to October 31, 2000 and SEK (745) million representing an impairment charge on the Company's investment in Stena Line.

       These results have been calculated as follows:

                                                                                       YEAR ENDED DECEMBER 31,
                                                                                2000            2001                2002
                                                                                ----            ----                ----
                                                                                          (SEK IN MILLIONS)
Stena Line:
Net income (loss)...................................................              (328)             --                --

Company share.......................................................              (150)             --                --
Intercompany profit adjustment......................................                10              --                --
                                                                                    --              --                --
Net.................................................................              (140)             --                --
                                                                                  =====             ==                ==

Coflexip:
Net income..........................................................               233              --                --

Company share.......................................................                70              --                --
Amortization of goodwill............................................                (4)             --                --
                                                                                   ---              --                --
Net.................................................................                66              --                --
                                                                                    ==              ==                ==

P&O Stena Line:
Net income (loss), total............................................               (67)            461               205

Company share before restructuring..................................               129             184                82
Share of restructuring..............................................              (166)             --                --
Amortization of goodwill............................................                (8)            (53)              (31)
                                                                                    ---           ----              ----
Net.................................................................               (45)            131                51
                                                                                   ====            ===                ==

        The net loss for Stena Line for 2000 relates to the results for the ten-month period ended October 31, 2000, prior to its consolidation as a subsidiary.

        The net loss for P&O Stena Line for 2000 relates to the Company' s share of the results for the two-month period ended December 31, 2000. The net income for P&O Stena Line for 2002 relates to the results for the period ended July 31, 2002.

        Gain on sale of affiliated company in 2000 refers to the sale of Coflexip and in 2002 to the sale of P&O Stena Line.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

        Investment in affiliated companies consists of investments in securities as follows:

                                                                            AS OF DECEMBER 31,
                                                              2001                                      2002
                                                              ----                                     ------
                                                 SHARES      % HELD   BOOK                 SHARES      % HELD   BOOK
                                                 ------      ------   VALUE                ------      ------   VALUE
                                                                      -----                                     -----
                                                                   (SEK IN MILLIONS, EXCEPT SHARE DATA)
Shares:
   P&O Stena Line..........................      5,625,000     40     1,720                 --            --      --
                                                                      -----                                       --

Debentures:
   P&O Stena Line..........................                             464                                       --
                                                                        ---                                       --

Total investment in affiliated companies                              2,184                                       --
                                                                      =====                                       ==


        The movements in Investments in affiliated companies for the year ended December 31, 2002 are as follows:

                                                                               SHARES      DEBENTURES            TOTAL
                                                                                      (SEK IN MILLIONS)          -----
Investment as of beginning of year....................                          1,720        464                 2,184
Share of affiliated companies' results................                             51         --                    51
Exchange differences..................................                           (94)        (31)                 (125)
Disposal..............................................                        (1,677)       (433)               (2,110)
                                                                              -------       -----              -------

Investment as of end of year..........................                             --         --                    --
                                                                                   ==         ==                    ==

NOTE 10  MARKETABLE SECURITIES

        The carrying value of investments in marketable securities classified as noncurrent consist of the following:

                                                                                 AS OF DECEMBER 31,
                                                                       2001                          2002
                                                                       ----                          ----
                                                            BOOK VALUE     FAIR VALUE      BOOK VALUE     FAIR VALUE
                                                            ----------     ----------      ----------     ----------
                                                                                   (SEK IN MILLIONS)
Floating rate notes (FRNs) and bonds..................             598            598             655            652
Strategic equity shares...............................             291            383             421            471
Other equity shares...................................             188            189              --             --
                                                                   ---            ---              --             --

Total.................................................           1,077          1,170           1,076          1,123
                                                                 =====          =====           =====          =====

    All noncurrent marketable securities are considered by management to be available for sale. Gains and losses realized from the sale of investments are determined by reference to the carrying value of the specific security sold.

Information regarding sales of marketable securities is as follows:

                                                                                       YEAR ENDED DECEMBER 31,
                                                                                 2000            2001           2002
                                                                                 ----            ----           ----
                                                                                             (SEK IN MILLIONS)
Proceeds..............................................................            553             948            558
                                                                                  ===             ===            ===

Gross gains...........................................................            247             265             38
Gross losses..........................................................            (58)           (142)          (105)
                                                                                 ----           -----          -----

Total ................................................................            189             123            (67)
                                                                                  ===             ===           ====

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002



    The movements in marketable securities for the year ended December 31, 2002 are as follows:

                                                        FRNS AND BONDS      STRATEGIC           OTHER          TOTAL
                                                        --------------      ---------           -----          ------
                                                                        EQUITY SHARES   EQUITY SHARES
                                                                        -------------   -------------
                                                                                   (SEK IN MILLIONS)
Investment as of beginning of year....................             598            291             188          1,077

Additions.............................................             517            218              --            735
Disposals.............................................            (306)           (92)           (188)          (586)
Revaluations..........................................             (63)            (2)             --            (65)
Revaluations, reversed................................              --             35              --             35
Exchange differences..................................             (91)           (29)             --           (120)
                                                                  ----           ----              --          -----

Investment as of end of year..........................             655            421              --          1,076
                                                                   ===            ===              ==          =====

    Investments in marketable securities are recorded at the lower of cost or market. Net unrealized gains on a portfolio of investments are not recognized and net unrealized losses are recognized in the income statement as part of gain
(loss) on securities and included above under Revaluations.


NOTE 11  OTHER NONCURRENT ASSETS

                                          DEFERRED TAX ASSETS    RECEIVABLES     SHARES      DEFERRED COSTS     TOTAL
                                                                           (SEK IN MILLIONS)
As of beginning of year..............               88             211            264              77            640

Additions............................               --              59            205             106            370
Movements/Disposals..................              (61)           (110)            --              32           (139)
Amortization.........................               --              --             --             (90)           (90)
Revaluations.........................               --              --             (1)             --             (1)
Exchange differences.................               --              (7)           (39)             (2)           (48)
                                                    --             ---           ----             ---           ----

As of end of year....................               27             153            429             123            732
                                                    ==             ===            ===             ===            ===

        Receivables include a loan to Sessan of SEK 33 million (see Note 25), prepaid charterhire and remaining receivables from the Swedish pension insurance company SPP, not yet utilized to offset current pension costs.

        Shares include investments in joint ventures in Norway involved in the shuttle tanker business and other non-listed shares.

        Deferred costs as of end of year include financing costs for the remaining part of the 1995 issue of the Senior Notes due 2005, the 1997 issue of the Senior Notes due 2007, the 2002 issue of the Senior Notes due 2012, and the 2001 and 2002 Revolving Credit Facilities. All of these costs are amortized over the life of the borrowings and are included as part of financial expense. See
Note 6.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002


NOTE 12  RECEIVABLES

                                                                                                  AS OF DECEMBER 31,
                                                                                                2001           2002
                                                                                                ----           ----
                                                                                          (SEK IN MILLIONS)
Trade.....................................................................                       902          1,016
Related parties (Note 25).................................................                        15            335
Assets held for sale:
   Vessels................................................................                        67             --
   Properties.............................................................                        20             --
Sale of subsidiary........................................................                       499            521
Other receivables.........................................................                       420            354
                                                                                                 ---            ---

Total.....................................................................                     1,923          2,226
                                                                                               =====          =====

        Trade debtors include an overdue amount of $10.8 million, which has not yet been paid by Statoil for the rig Stena Don due to another claim for liquidated damages in connection with the delivery of the rig in 2002. See Note 20.

        Sale of subsidiary relates to the reorganization of Stena Line in late 2001 and has been settled in early 2003.

        The total allowance for doubtful trade receivables was SEK 19 million at December 31, 2001 and SEK 15 million at December 31, 2002.


NOTE 13  SHORT-TERM INVESTMENTS

                                                                                                  AS OF DECEMBER 31,
                                                                                                 2001           2002
                                                                                                 ----           ----
                                                                                                   (SEK IN MILLIONS)
Restricted cash...........................................................                         71             74
Marketable debt and equity securities.....................................                        305            249
                                                                                                  ---            ---

Total.....................................................................                        376            323
                                                                                                  ===            ===

        Restricted cash represents bank accounts that have been pledged to cover various long-term liabilities and commitments of the Company. In addition, certain marketable debt and equity securities amounting to SEK 138 million at December 31, 2001 and SEK 59 million at December 31, 2002 have also been pledged for various long-term liabilities and commitments. See Note 20.

        Gains and losses realized from the sale of short-term investments are determined by reference to the carrying value of the specific security sold.

        Information regarding sales of short-term investments listed above is as follows:

                                                                                       YEAR ENDED DECEMBER 31,
                                                                                 2000            2001           2002
                                                                                 ----            ----           ----
                                                                                          (SEK IN MILLIONS)
Proceeds..............................................................          1,095           1,812          2,464
                                                                                =====           =====          =====

Gross gains...........................................................             71               3             84
Gross losses..........................................................            (82)            (19)           (94)
                                                                                 ----            ----           ----

Total net gain (loss).................................................            (11)            (16)           (10)
                                                                                 ====            ====           ====


        Investments in marketable securities held for trading purposes are recorded at the lower of cost or market. Net unrealized gains on a portfolio of investments are not recognized and net unrealized losses are recognized in the income statement as part of gain (loss) on securities.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

NOTE 14  CASH AND CASH EQUIVALENTS

                                                                                                  AS OF DECEMBER 31,
                                                                                                 2001           2002
                                                                                                 ----           ----
                                                                                                  (SEK IN MILLIONS)
Cash.................................................................................             325            702
Short-term deposits..................................................................           1,857          1,398
                                                                                                -----          -----

Total................................................................................           2,182          2,100
                                                                                                =====          =====

        Short-term deposits are defined as bank deposits that have maturities of up to three months.


NOTE 15  STOCKHOLDERS' EQUITY

        The authorized share capital of Stena AB consists of 200,000 ordinary shares with a par value of SEK 100 of which 50,000 shares have been issued and fully paid.

        Restricted reserves include both untaxed reserves (net of applicable deferred taxes) and legal reserves. The legal reserves of SEK 180 million are not available for distribution as they are required to be held to meet statutory requirements in Sweden and other countries where the Company operates. The untaxed reserves may be distributed as dividends upon payment of the related taxes.

        The changes in stockholders' equity for the period December 31, 1999 to December 31, 2002 are as follows:

                                                     CAPITAL STOCK       RESTRICTED      UNRESTRICTED          TOTAL
                                                                          RESRERVES          RESERVES  STOCKHOLDERS'
                                                                                                              EQUITY
                                                                                    (SEK IN MILLIONS)
Balance at December 31, 1999....................                 5            2,122             3,504          5,631

Transfers between reserves......................                --           (1,380)            1,380             --
Transfer to charitable trust....................                --               --               (17)           (17)
Dividend paid...................................                --               --               (33)           (33)
Exchange differences............................                --               56               536            592
Net income......................................                --               --             3,097          3,097
                                                            ------         --------           -------         ------
Balance at December 31, 2000....................                 5              798             8,467          9,270

Transfers between reserves......................                --               19               (19)             --
Dividend paid...................................                --               --               (50)           (50)
Exchange differences............................                --               78               402            480
Net income......................................                --               --             1,410          1,410
                                                            ------          -------           -------         ------
Balance at December 31, 2001....................                 5              895            10,210         11,110

Transfers between reserves......................                --             (226)              226             --
Dividend paid...................................                --               --               (52)           (52)
Exchange differences............................                --              (43)             (457)          (500)
Net income......................................                --               --             1,031          1,031
                                                            ------          -------           -------         ------
Balance at December 31, 2002....................                 5              626            10,958         11,589
                                                            ======          =======           =======         ======

        Dividend paid in 2002 include SEK 50 million paid in cash and SEK 2 million in the form of a small property. The board of directors of the Company has proposed that the stockholders approve at the forth-coming stockholders' meeting that a dividend of SEK 55 million will be made in 2003 together with a transfer of SEK 5 million to the Sten A. Olsson Foundation for Culture and Science, set up in October 1996 to make contributions to art and science projects. Since 1996, the Stena Sphere has contributed more than SEK 100 million to the Sten A. Olsson Foundation for Culture and Science and further support to this charitable trust is anticipated when needed.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

NOTE 16  PROVISIONS

                                                                                               AS OF DECEMBER 31,
                                                                                            2001                2002
                                                                                            ----                ----
                                                                                                (SEK IN MILLIONS)
    Deferred income taxes.................................................                   724                 590
    Pensions (Note 23)....................................................                    77                  81
    Restructuring reserve ferry operations................................                   406                 222
    Other provisions......................................................                   223                  --
                                                                                             ---                  --

    Total provisions......................................................                 1,430                 893
                                                                                           =====                 ===

        Deferred income taxes are specified below. The restructuring reserve relates to the excess of SEK 658 million of the carrying value of the Stena Line $300 million Senior Notes over their redemption price in late 2000 less amounts released in 2001 and 2002 (See Note 6) plus translation differences. Other provisions in 2001 include dry-docking provisions for vessels of SEK 209 million, mainly for drilling rigs. These provisions together with related deferred taxes of SEK (72) million were netted off against vessels as of January 1, 2002. See Note 8.

        The net deferred tax liability of the Company consists of the following:

                                                                                               AS OF DECEMBER 31,
                                                                                            2001                2002
                                                                                            ----                ----
                                                                                                (SEK IN MILLIONS)
     Deferred tax liabilities:
          Property, vessels and equipment.................................                 1,533               1,696
          Investments.....................................................                    77                  74
          Provisions......................................................                   141                 173
          Other...........................................................                    70                  --
                                                                                           -----               -----
    Total deferred tax liabilities........................................                 1,821               1,943

     Deferred tax assets:
          Property, vessels and equipment.................................                    10                  31
          Tax loss carryforwards..........................................                 1,422               2,055
          Investments.....................................................                    25                  45
          Provisions......................................................                   364                 247
          Other...........................................................                     8                   9
          Less deferred tax assets not recognized.........................                  (644)             (1,007)
                                                                                           -----             -------
    Total deferred tax assets recognized..................................                 1,185               1,380

    Net deferred tax liability............................................                   636                 563
                                                                                             ===                 ===

        Deferred taxes have been netted in the balance sheet on a country basis only, whereby net deferred tax assets are shown as Other noncurrent assets. See
Note 11. Deferred taxes have not been provided on the undistributed earnings of subsidiaries and associated companies because such earnings are not taxed or expected to be remitted in the foreseeable future.

        The Company's tax loss carryforwards are as follows:

                                                                                               AS OF DECEMBER 31,
                                                                                            2001                2002
                                                                                            ----                ----
                                                                                               (SEK IN MILLIONS)
    Sweden................................................................                 2,345               2,383
    Rest of the world.....................................................                 3,470               2,799
                                                                                           -----               -----

     Total ...............................................................                 5,815               5,182
                                                                                           =====               =====

        Most tax loss carryforwards can be carried forward indefinitely. Tax loss carryforwards of SEK 448 million expire between 2004 and 2009.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002


NOTE 17  LONG-TERM DEBT

                                                                                                AS OF DECEMBER 31,
                                                                                             2001                 2002
                                                                                             ----                 ----
                                                                                                 (SEK IN MILLIONS)
Long-term debt - property (a).............................................                  4,644                4,667
Long-term debt - other:
  Revolving Credit Facilities (b).........................................                  4,132                2,642
  Other utilized bank credit lines (c)....................................                    144                  230
  Long-term debt - other (d)..............................................                  3,675                2,277
Total long-term debt - other..............................................                  7,951                5,149
Senior Notes (e)..........................................................                  3,188                4,157
                                                                                            -----                -----

Total long-term debt......................................................                 15,783               13,973
                                                                                           ======               ======

(a) Long-term debt -- property consists principally of bank mortgage loans on the real estate, buildings and land in the Company's real estate business segment. These loans are denominated in SEK and EUR and bear interest at rates from 3.64% to 6.39% with maturities through 2024.

(b) In connection with the offering of the Senior Notes at the end of 1995, Stena International BV ("SIBV"), a subsidiary of Stena AB, entered into a $250 million revolving credit facility, which was extended to $500 million in 1997. Obligations under the facility are secured by mortgages on certain vessels, rigs, certain receivables and other assets. Following sales of vessels, mortgaged as security for the facility, the limit was reduced to $428 million in 2000. Borrowings under the facility bear interest at a rate based on LIBOR plus an applicable margin based on the utilization of the facility. The facility imposes certain covenants regarding levels of working capital, cash and cash equivalents and interest coverage ratio. As of December 31, 2001, the utilized portion of the facility was $377 million, of which $342 million was actually drawn and $35 million used for issuing of bank guarantees. In November 2002, this facility was cancelled and replaced by a new facility of $600 million as further described below.

         In connection with refinancing of Stena Line in September 2001, the Stena Line facilities were terminated and replaced by two new facilities, a revolving credit facility terminating in 2006 entered into by SIBV of $275 million, of which $45 million was drawn as of December 31, 2001, and an Unsecured Credit Facility through Stena AB of EUR 200 million, which was fully drawn as of December 31, 2001. As of December 31, 2002, the $275 million revolving credit facility had been reduced to $245 million, out of which $155 million was utilized. The EUR facility was fully repaid and terminated in 2002.

         In November 2002, SIBV entered into a $600 million secured revolving credit facility with a syndicate of financial institutions or lenders, for which J.P. Morgan plc, Svenska Handelsbanken AB (publ) and Nordea Bank Sverige AB
(publ) act as lead arrangers and Svenska Handelsbanken AB (publ) acts as facility agent. The facility was made available for the purposes of refinancing SIBV' s existing debt including the $428 million 1995 revolving credit facility and to provide financing for general corporate purposes. The final maturity of the revolving credit facility is on November 6, 2007, subject to options on SIBV' s part to extend the facility for an additional two years with the consent of the lenders. If the facility is extended in accordance with such options, the amount available under the facility will be reduced by $100 million on each of the fifth and sixth anniversaries of the facility. SIBV' s obligations under the revolving credit facility are guaranteed by Stena AB and certain of its subsidiaries. As of December 31, 2002, the utilized portion of the facility was $176 million, of which $145 million was actually drawn and $31 million used for issuing of bank guarantees.

(c) As of December 31, 2002 the Company had SEK 265 million in other unutilized, mainly uncommitted overdraft facilities and other similar lines of credit, as compared to SEK 421 million as of December 31, 2001.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002


(d) "Long-term debt -- other" consists of long-term bank loans used to finance the acquisition of vessels and other assets. They are denominated in USD, GBP, EUR and SEK and bear interest at rates from 2.13% to 4.97% with maturities through 2014. In 1999, a private placement of $215 million Senior Secured Guaranteed Notes due 2004 of Stena Tay Limited was entered into to finance the acquisition of the Stena Tay. As of December 31, 2001 the outstanding amount of these notes was $128 million. The remaining notes were redeemed in December 2002 for an aggregate price of $89.1 million in connection with the entry into the new $600 million revolving credit facility.

(e) In December 1995, the Company issued $175 million of Senior Notes that bear interest at 10.50% and mature on December 15, 2005. As of December 31, 2002, the Company had repurchased $72 million of these notes. In October 1997, the Company issued $175 million of Senior Notes that bear interest at 8.75% and mature on June 15, 2007. Finally, in November 2002, the Company issued $200 million of Senior Notes that bear interest at 9.625% and mature on December 1, 2012. Interest on the Senior Notes is due semi-annually in June and December each year. The Senior Notes are unsecured obligations of Stena AB and rank pari passu in right of payment with the Company's other unsubordinated indebtedness and senior in right of payment to all subordinated indebtedness of the Company. Because Stena AB is a holding company and all of its operations are conducted through its subsidiaries, the Senior Notes are subordinated to all existing and future liabilities (including trade payable) of the subsidiaries, including those of the $600 million revolving credit facility described above. Amounts borrowed under the revolving credit facilities are obligations of SIBV and are guaranteed by Stena AB and certain subsidiaries. The Senior Notes indentures contains certain covenants with respect to, among others, the following matters:
(i) limitations on consolidated and subsidiary debt and preferred stock; (ii) limitations on restricted payments and investments; (iii) limitations on restrictions concerning transfers and distributions by subsidiaries, limitations on certain asset distributions and other items.

        Repayment of long-term debt is required according to the following schedule:

                                                                             PROPERTY           OTHER          TOTAL
                                                                                         (SEK IN MILLIONS)
     2004...........................................................               17             240            257
     2005...........................................................               17           1,282          1,299
     2006...........................................................               17           1,601          1,618
     2007...........................................................               13           3,063          3,076
     2008 and thereafter............................................              115           2,470          2,585
     Not specified..................................................            4,488             650          5,138
                                                                                -----             ---          -----

     Total                                                                      4,667           9,306         13,973
                                                                                =====           =====         ======

        "Not specified" refers to borrowings and utilized credit lines for properties and vessels that have formal repayment dates in 2003. These loans have been classified as long-term because it is the intention of the Company to refinance these loans on a long-term basis.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002


NOTE 18  LEASES

        Company as lessee

        The Company leases premises, cars and certain vessels under operating leases. Leases on certain vessels have been accounted for as capital leases. The gross amount of assets under capital leases included within property, vessels and equipment as of December 31, 2001 and 2002 amounted to SEK 2,725 million and SEK 2,436 million, respectively. The accumulated depreciation related to these capital leases amounted to SEK 741 million as of December 31, 2001 and SEK 622 million as of December 31, 2002.

           Rental expense for operating leases were as follows:

                                                                                            YEAR ENDED DECEMBER 31,
                                                                                      2000            2001           2002
                                                                                      ----            ----           ----
                                                                                             (SEK IN MILLIONS)
       Rental expense.....................................................             680           1,178          1,187
                                                                                       ===           =====          =====

        As of December 31, 2002 the future minimum lease commitments under noncancellable operating leases and capital leases were as follows:

                                                                                                 OPERATING        CAPITAL
                                                                                                    LEASES         LEASES
                                                                                                      (SEK IN MILLIONS)
         2003.........................................................................                 764            162
         2004.........................................................................                 359            170
         2005.........................................................................                 196            175
         2006.........................................................................                 128            180
         2007.........................................................................                 127            187
         2008 and thereafter..........................................................                 456          3,543
                                                                                                       ---          -----

         Total minimum lease commitments..............................................               2,030          4,417
                                                                                                     =====

         Less imputed interest........................................................                             (2,124)
                                                                                                                  -------

         Present value of net minimum lease payments..................................                              2,293
         Less current portion of capitalized lease obligation.........................                                (21)
                                                                                                                     ----

         Noncurrent portion of capitalized lease obligation...........................                              2,272
                                                                                                                    =====

        The operating lease obligations include chartering of crude oil tankers on timecharter basis, chartering of ferries on mainly bareboat basis as well as obligations related to rentals of properties and equipment.

        Out of the Company' s capital lease obligations of SEK 2,293 million, SEK 1,986 million relate to two HSS vessels. These lease obligations are secured by restricted cash deposits of SEK 1,773 million, that have been financed partly by bank loans of SEK 952 million and secured by ship mortgages provided by the lessors. In the Consolidated balance sheet, the restricted cash deposits have been shown net against the related lease liabilities. The net HSS lease obligations amount to SEK 213 million. Accordingly, interest income on the cash deposits of SEK 81 million have been netted against the related interest costs for the lease obligations.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002


        Company as lessor

        The Company leases properties and certain vessels to third parties under operating leases. The cost, accumulated depreciation and net book value of these assets held for lease as of December 31, 2002 was as follows:

                                                                            ACQUISITION      ACCUMULATED         NET BOOK
                                                                                   COST     DEPRECIATION            VALUE
                                                                                          (SEK IN MILLIONS)
     Vessels...........................................................          11,075            3,338            7,737
     Real estate.......................................................           6,544              256            6,288
                                                                                 ------            -----            -----

     Total.............................................................          17,619            3,594           14,025
                                                                                 ======            =====           ======

        As of December 31, 2002 the future minimum rentals to be received under noncancellable operating leases are as follows:

                                                                               PROPERTY          VESSELS            TOTAL
                                                                                           (SEK IN MILLIONS)
     2003..............................................................             432            1,670            2,102
     2004..............................................................             334            1,164            1,498
     2005..............................................................             227              797            1,024
     2006..............................................................             153              624              777
     2007..............................................................              85               71              156
     2008 and thereafter...............................................              94              155              249
                                                                                     --              ---              ---

     Total minimum lease rentals.......................................           1,325            4,481            5,806
                                                                                  =====            =====            =====

        The amounts in the table above exclude amounts from the Company's portfolio of residential rental properties since those lease agreements are generally cancelable within three months.


NOTE 19  SHORT-TERM DEBT

                                                                                                 AS OF DECEMBER 31,
                                                                                             2001                 2002
                                                                                             ----                 ----
                                                                                                  (SEK IN MILLIONS)
Short-term debt - property................................................                     60                   32
Short-term debt - other:
  Current portion of long-term debt.......................................                    767                  231
  Unsecured bank credit lines.............................................                  1,884                   --
                                                                                            -----                   --
Total short-term debt - other.............................................                  2,651                  231

Total short-term debt.....................................................                  2,711                  263
                                                                                            =====                  ===

       In connection with refinancing of Stena Line in September 2001, an Unsecured Credit Facility through Stena AB of EUR 200 million was entered into. This facility was fully utilized as of December 31, 2001. See also Note 17.

        The weighted average interest rates on short-term borrowings for the years ended December 31, 2001 and 2002 were 5.39% and 4.08%, respectively.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002


NOTE 20 PLEDGED ASSETS, COMMITMENTS AND CONTINGENT LIABILITIES

Pledged assets

        Assets of the Company that have been pledged to cover bank mortgage loans and other credit facilities are as follows:

                                                                                           AS OF DECEMBER 31,
                                                                                         2001             2002
                                                                                         ----             ----
                                                                                            (SEK IN MILLIONS)
Mortgages on vessels......................................................             13,815           14,236
Mortgages on properties...................................................              6,179            6,251
Reservation of title......................................................              2,159            1,986
Marketable securities.....................................................                144              112
Short-term investments....................................................                209              133
                                                                                       ------           ------

Total.....................................................................             22,506           22,718

Total bank debt and capitalized lease obligations.........................             15,840           10,599

        In addition, certain insurance policies have also been pledged to cover various liabilities and commitments.


Commitments

        Future minimum lease commitments are included in Note 18. Newbuildings on order include two RoPax vessels, three RoRo vessels and two tankers. See Note
8. The total purchase commitment for all newbuildings on order amounts to SEK 2,437 million ($276 million), of which yard payments of SEK 553 million ($63 million) were paid up to December 31, 2002.


Contingent liabilities

        Contingent liabilities of the Company as of December 31, 2001 and 2002 are as follows:

                                                                                          AS OF DECEMBER 31,
                                                                                         2001             2002
                                                                                         ----             ----
                                                                                           (SEK IN MILLIONS)
Guarantees................................................................              1,759            1,228
Pension liabilities.......................................................                479              741
Other contingent liabilities..............................................                 15              111
                                                                                        -----            -----

Total.....................................................................              2,253            2,080

        Guarantees include mainly capital leases and loans to joint ventures in Norway.

        Pension liabilities include calculated future provisions to cover deficit in pension funds for personnel employed in the UK part of Ferry operations. The amount includes the Company' s part of the total deficit of approximately GBP 94 million based upon latest available information.

        Other contingent liabilities include an amount of $10.8 million related to a claim from Statoil, the charterer of the rig Stena Don. The amount relates to a liquidated damages claim by Statoil which, most likely, will be settled through court in 2003. In the event that the Company is found to have liability in this matter, it will attempt to claim compensation from the Kvaerner shipyard, from which the rig was delivered in late 2001.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002


NOTE 21  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

        The Company has operations and assets in a number of countries in and outside of Europe. Consequently, the Company's profits and revenues are affected, when measured in Swedish kronor, by fluctuations in currency exchange rates, primarily relative to the US dollar, the Euro and the British pound sterling. When the Swedish kronor appreciates against other currencies, the Company's profit from foreign operations, reported in Swedish kronor, may decrease. Likewise, when the Swedish kronor declines against other currencies, the Company's profit from foreign operations reported in Swedish kronor may increase. The Company also has exposure to market risks from changes in interest rates. Certain financial instruments are used by the Company to manage these foreign currency and interest rate risks as summarized below. The Company also maintains trading positions in a variety of financial instruments unrelated to its risk management activities, which are also discussed below.

    Notional Amounts and Credit Exposure

        The notional amounts of derivative financial instruments presented in this Note represent face or contractual amounts and thus are not a measure of the exposure of the Company through its use of such financial instruments. The actual amounts exchanged are calculated on the basis of the notional amounts and the other terms of the financial instruments, which relate to interest rates, exchange rates, oil prices, securities prices, or financial and other indexes.

        The Company is exposed to credit related losses in the event that counterparties to the derivative financial instruments do not perform according to the terms of the contract. In the opinion of management, the counterparties to the financial instruments are creditworthy financial institutions and other parties and the Company does not expect any significant loss to result from non-performance. The Company, in the normal course of business, does not demand collateral. The credit exposure of interest rate and foreign exchange contracts is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting arrangements.

    Interest Rate Risk Management

        The Group uses various financial instruments to manage its interest rate risk as summarized in the table below:

                                                                                  AS OF DECEMBER 31,
                                                                         2001                              2002
                                                                         ----                              ----
                                                          NOTIONAL            CREDIT         NOTIONAL            CREDIT
                                                            AMOUNT          EXPOSURE           AMOUNT          EXPOSURE
                                                                                  (SEK IN MILLIONS)
Interest rate swaps............................                 --                --            2,808                26
Interest rate options..........................              6,389                40            5,630                --

         The extent of the utilization of interest rate products is determined by reference to the Company's net exposure of its debt subject to interest rate risk and management's views regarding future interest rates. The Company uses interest rate instruments to seek to achieve a desired interest rate and risk profile on a portfolio of debt. The interest rate contracts as at December 31, 2002 are part of an interest rate hedge strategy whereby the Company hedges the loan portfolio related to its assets. These contracts run on a consecutive basis to hedge the loan portfolio for a period of between 1 and 5 years. The amount of the loan portfolio hedged was SEK 9,005 million at December 31, 2002. The borrowings in this debt portfolio are denominated primarily in USD, GBP and SEK and have maturity dates ranging from 2003 to 2012. At December 31, 2002, the interest rates ranged from 2.28% to 9.63%.

        Interest rate swap agreements allow the Company to synthetically adjust floating rate receivables or borrowings into fixed rates or vice versa. Under the interest rate swaps, an agreement is made with a counterparty to exchange, at specified intervals, the difference between fixed rate and floating rate interest, (such as the London, Stockholm or Amsterdam Inter-bank Offered Rate or LIBOR, STIBOR and AIBOR respectively), calculated by reference to an agreed notional principal amount.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002


        The Company uses interest rate swaps to seek to achieve a desired interest rate on a portfolio of debt. The contractual terms of the interest rate swaps are determined by management based upon assessment of several factors such as views regarding future interest rates, the maturity and currency of the underlying debt portfolio, the cost of the interest rate swap and other factors.

        The Company also uses interest rate options to reduce the impact of changes in interest rates on its net interest rate exposure. Interest rate futures are commitments to either purchase or sell designated financial instruments at a future date for a specified price and may be settled in cash or through delivery. Interest rate options grant the purchaser, for a premium payment, the right to either purchase from or sell to the writer a financial instrument under agreed-upon terms. The writer of the option receives a premium for bearing the risk of adverse interest rate movements. Interest rate options are used when the rates available to the Company under swap agreements are too high relative to management's views of the level of future interest rates.

        The Company has used interest rates swaps and interest rate options to hedge a portion of interest rate risk on debt financing real estate properties. The following tables summarizes the Company's interest rate swaps and options:

                               AS OF DECEMBER 31, 2001
                               -----------------------
Interest rate options
---------------------
  NOTIONAL AMOUNT    CURRENCY  RECEIVE RATE/STRIKE RATE      PAY RATE   BOUGHT/  MATURITY
  ---------------              ------------------------                 SOLD     --------
  SEK IN MILLIONS                                          STRIKE RATE
  --------------                                           -----------
                                                                %
       2,101         SEK       6 month STIBOR                5.6-7.0       B     September 2002- June 2006
       1,233         EUR       6 month EURIBOR               5.75-6.0      B     October 2003- January 2005
       3,055         USD       6 mth LIBOR                   5.0-6.25      B     June 2003- February 2005
       3,055         USD       3.75-5.0                      5.0-6.25      S     June 2003- February 2005

As of December 31, 2001, no interest rate swaps were outstanding.

                                           AS OF DECEMBER 31, 2002
                                           -----------------------
Interest rate swaps
-------------------
  NOTIONAL AMOUNT    CURRENCY  RECEIVE RATE                       PAY RATE         MATURITY
  --------------     --------  ------------                       --------         --------
  SEK IN MILLIONS
  ---------------
                                                                     %
         700         SEK       3 month STIBOR                       4.6            June 2006
         110         EUR       5.52                               6 month          December 2012
                                                                EURIBOR + 1.19
       1,766         USD       9.63                               3 month
                                                                  LIBOR + 5.0       December 2012
         233         USD       6 month LIBOR                      6 month
                                                                  LIBOR + 0.6       September 2004

Interest rate options
---------------------
  NOTIONAL AMOUNT    CURRENCY  RECEIVE RATE                      PAY RATE    BOUGHT/  LENGTH OF CONTRACT
  ---------------    --------  ------------                      --------    SOLD     ------------------
  SEK IN MILLIONS                                               STRIKE RATE
  ---------------                                               ------------
                                                                     %
       1,920         SEK       6 month STIBOR                    5.6-7.0       B      June 2003- June 2006
       1,204         EUR       6 month EURIBOR                   5.75-6.0      B      October 2003- January 2005
       2,506         USD       6 month LIBOR                     5.0-6.25      B      June 2003- January 2006
       2,506         USD       3.75-5.0                          5.0-6.25      S      June 2003- January 2006

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

    The following table is a summary by major currency of the portfolio of debt in respect of which the Company utilizes interest rate swaps and options:

                                           AS OF DECEMBER 31, 2001
                                           -----------------------                               INTEREST
     CURRENCY                        AMOUNT                      MATURITY                         RATES %
     --------                        ------                      --------                         -------
                          (SEK IN MILLIONS)
       SEK                            2,117             January 2002 - March 2006                3.95-6.39
       EUR                            2,259             April 2002 - October 2008                4.19-5.93
                                                                                                Euribor + 1.5
       USD                            2,894          September 2008 - September 2009             2.88 - 3.38



                                           AS OF DECEMBER 31, 2002
                                           -----------------------                               INTEREST
     CURRENCY                        AMOUNT                      MATURITY                         RATES %
     --------                        ------                      --------                         -------
                          (SEK IN MILLIONS)
       SEK                            2,514            January 2003 - October 2005               3.95-6.39
       EUR                            3,906           September 2005 - December 2012             3.70-5.93
       USD                            2,585          September 2008 - September 2012             2.28-9.63


    Foreign Currency Risk Management

        The Company is exposed to the risk of fluctuations in foreign currency exchange rates due to the international nature and scope of its operations. A substantial portion of the Company's revenues and expenses are denominated in the US dollar. The Company's foreign currency risk arises from (i) fluctuations in exchange rates on the value of the Company's sales and purchases in foreign currencies (transaction exposure), (ii) certain financial assets and liabilities (translation exposure when converting such balances to each company's functional currency) and (iii) the Company's investment in foreign subsidiaries' net assets (equity exposure). The Company's policy is to hedge a substantial part of its transaction exposure from future cash flows from firm commitments such as charter vessel contracts as well as anticipated bunker fuel payment obligations. All realized and unrealized gains and losses of hedges of transaction exposures are deferred and recognized in the period the hedged cash flows are received. Management regularly also reviews the Company's assets and liabilities that are denominated in foreign currencies and determines the net amount that is subject to risk of adverse foreign currency fluctuations. The Company's policy is to hedge its translation risk on its net exposures, using foreign exchange contracts.

        The Company primarily uses forward exchange contracts and, to a lesser extent, purchased currency options and currency swaps to manage its foreign currency risk.


        The following table presents the notional amounts and credit exposure of financial instruments used for foreign currency risk management as of December 31 each year:

                                                                        2001                             2002
                                                                        ----                             ----
                                                          NOTIONAL            CREDIT         NOTIONAL            CREDIT
                                                           AMOUNT           EXPOSURE           AMOUNT          EXPOSURE
                                                          --------          --------           ------          --------
                                                                                  (SEK IN MILLIONS)
   Foreign exchange forward contracts..........              8,286                --            5,791                --
   Foreign exchange options....................                 --                --            3,961                 8

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

        The following table summarizes by major currency the contractual amounts of the Company's forward exchange and option contracts in Swedish kronor. Foreign currency amounts are translated at rates current at the reporting date. The 'buy' amounts represent Swedish kronor equivalent of commitments or options to purchase foreign currencies, and the 'sell' amounts represent the Swedish kronor equivalent of commitments or options to sell foreign currencies. The forward exchange contracts and currency swaps described in the table below are used by the Company (i) to manage its foreign currency transaction and translation risk with respect to future cash flows from firm charter vessel contracts and anticipated payments for bunker fuels and (ii) to manage its translation risk from net financial assets and liabilities in foreign currencies. The cash flows from the charter vessel contracts are denominated primarily in USD, EUR and GBP whereas payments for bunker fuels are denominated in USD. The Company's borrowings are primarily funded in USD but hedged to the desired effective borrowing currency.

                                                                         2001                               2002
                                                                         ----                               ----
                                                               BUY              SELL              BUY              SELL
                                                               ---              ----              ---              ----
                                                                            (SEK IN MILLIONS)
    USD.........................................             2,064             1,800            1,756             1,166
    NOK........................................                 --                47               --               140
    SEK........................................                  5                --               22             1,449
    DKK........................................                 --               164               --               377
    EUR........................................                486               171               92             1,043
    GBP........................................                248             3,302              311             1,385


    Fuel Risk Management

        The Company seeks to reduce its risk from changes in the price of bunker fuel, primarily related to the Ferry operations, through a combination of swaps and options. The following table presents the notional amounts and credit exposure of financial instruments used for fuel risk management as of December 31 each year:

                                                                        2001                             2002
                                                                        ----                             ----
                                                          NOTIONAL            CREDIT         NOTIONAL            CREDIT
                                                            AMOUNT          EXPOSURE           AMOUNT          EXPOSURE
                                                            ------          --------           ------          --------
                                                                                  (SEK IN MILLIONS)
   Bunker fuel options.........................                 22                17               --                --
   Bunker fuel swaps...........................              1,541                --            1,348               153

        As of December 31, 2001 the term of the contracts range from 3 to 36 months, and as of the same date approximately 85% of the cost of the estimated consumption of various types of bunker fuel was covered for 2002 and approximately 65% for each of the years 2003 and 2004. As of December 31, 2002 the term of the contracts range from 3 to 36 months, and as of the same date approximately 75% of the cost of the estimated consumption of various types of bunker fuel was covered for 2003 and approximately 60% for 2004 and 25% for 2005.


    Freight rate management

        The Company seeks to reduce its risk from changes in the price of tanker freight rates through the use of Freight Forward Agreeements (FFA's). The Company enters into hedge contracts for a portion of the expected freight volume for a period of up to 12 months. The following table presents the notional amounts and credit exposure of financial instruments used for freight rate management as of December 31 each year:

                                                                        2001                             2002
                                                                        ----                             ----
                                                          NOTIONAL            CREDIT         NOTIONAL            CREDIT
                                                            AMOUNT          EXPOSURE           AMOUNT          EXPOSURE
                                                            ------          --------           ------          --------
                                                                                  (SEK IN MILLIONS)
   OTC traded swaps............................                 --                --              140                --

        As of December 31, 2002 the term of the contracts range from 1 to 12 months, and as of the same date approximately 30% of the estimated freight volumes for 2003 were hedged.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002


Trading Activities

        The Company also buys and sells certain types of derivative financial instruments with the objective of generating profits based on short-term differences in price. Such financial instruments that are not used in the Company's program of interest rate and foreign currency risk management are referred to as 'trading' for purposes of this disclosure. All trading instruments are subject to market risk; the risk that future changes in market conditions may make an instrument less valuable. The Company is a party to a variety of interest rate and foreign currency contracts in its trading activities. A summary of the results of the Company's trading activities on derivative financial instruments is shown below.

                                                                                      YEAR ENDED DECEMBER 31,
                                                                               2000              2001             2002
                                                                               ----              ----             ----
                                                                          NET GAINS         NET GAINS        NET GAINS
                                                                           (LOSSES)          (LOSSES)         (LOSSES)
                                                                                           (SEK IN MILLIONS)
     Forward exchange contracts...................................                7                (2)              25
     Currency options written.....................................               10                20               30
     Currency options bought......................................              (10)              (14)             (10)
                                                                                ---               ---              ---
     Total currency trading.......................................                7                 4               45

     Interest rate futures........................................                4                --               --
                                                                                ---               ---              ---
     Total interest rate trading..................................                4                --               --

     Total........................................................               11                 4               45
                                                                                ===               ===              ===

    The following table summarizes the notional amounts and credit exposure of such instruments as of December 31, each year.

                                                                      2001                               2002
                                                                      ----                               ----
                                                          NOTIONAL            CREDIT         NOTIONAL            CREDIT
                                                            AMOUNT          EXPOSURE           AMOUNT          EXPOSURE
                                                            ------          --------           ------          --------
                                                                                   (SEK IN MILLIONS)
     Forward exchange contracts................                896                10               74                --
     Currency options written..................                207                --               88                --
     Currency options bought...................                562                 7               46                --
                                                               ---                 -               --                --
     Total.....................................              1,665                17              208                --
                                                             =====                ==              ===                ==

        The following table presents the fair values of the Company's derivative financial instruments held for trading purposes and the average fair values of such instruments during each year.

                                                                   2001                                 2002
                                                                   ----                                 ----
                                                                 FAIR VALUE                          FAIR VALUE
                                                        YEAR-END            AVERAGE          YEAR-END           AVERAGE
                                                        --------            -------          --------           -------
                                                                                 (SEK IN MILLIONS)
       Forward exchange contracts..............               10                (2)               (1)                 3
       Currency options........................                7                 6                (3)                 1

        Quoted market prices are used as the fair values of financial instruments used or held for trading purposes. If quoted market prices are not available, fair values are estimated on the basis of dealer quotes, pricing models or quoted prices for financial instruments with similar characteristics.

Concentrations of Credit Risk

        Credit risk represents the accounting loss that would be recognized at each reporting date if counterparties to contracts failed to perform as agreed. Concentrations of credit risk, whether on- or off-balance sheet, arise from financial instruments for groups of customers or counterparties when they have similar characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions or other conditions. The Company does not have a significant exposure to any individual customer or counterparty or significant concentrations of credit risk.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

NOTE 22  FAIR VALUE OF FINANCIAL INSTRUMENTS

        FASB Statement No. 107, 'Disclosures about Fair Value of Financial Instruments,' requires the disclosure of estimated fair values for all financial instruments, both on- and off-balance sheet, for which it is practicable to estimate fair value. The Company has used a variety of methods and assumptions, which were based on market conditions and risks existing at the time, to estimate the fair value of the Company's financial instruments at December 31, 2001 and 2002. For certain instruments, including cash and cash equivalents, accounts payable and accruals, and short term debt, it was assumed that the carrying amount approximated fair value due to the short maturity of those instruments. Quoted market prices or dealer quotes for the same or similar financial instruments were used to estimate the fair value for marketable securities, long-term investments and long-term debt. Other techniques, such as estimated discounted cash flows, or replacement cost have been used to determine fair value for the remaining financial instruments. The estimated fair value of the Company's off-balance sheet financial instruments are primarily based on settlement values. These values represent the estimated amount that would be received or paid in the event of termination of the contract taking into consideration the current interest rates, the credit worthiness of the counterparties and current foreign currency exchange rates.

                                                                        2001                              2002
                                                                        ----                              ----
                                                         CARRYING VALUE      FAIR VALUE    CARRYING VALUE      FAIR VALUE
                                                         --------------      ----------    --------------      ----------
                                                                                (SEK IN MILLIONS)
Assets
Investment in affiliated companies, non-current......             2,184           2,184             --              --
Marketable securities................................             1,077           1,170          1,076           1,123
Receivables..........................................             1,923           1,923          2,226           2,226
Short-term investments...............................               376             381            323             323
Liabilities
Long-term debt:
  Property...........................................             4,644           4,644          4,667           4,667
  Other..............................................             7,951           7,951          5,149           5,149
  Senior Notes.......................................             3,188           3,097          4,157           4,298
Short-term debt:
  Property...........................................                60              60             32              32
  Other..............................................             2,651           2,651            231             231
Trade accounts payable...............................               423             423            569             569

Derivative financial instruments
Held for trading purposes                                            --              16             --              (4)

Held for purposes other than trading
Interest rate risk management:
 Assets..............................................                --             (43)                           (27)
 Liabilities.........................................                --              --                             --
Foreign currency risk management:
 Assets..............................................                --            (83)                            (53)
 Liabilities.........................................                --              --                             --
Bunker risk management:
 Assets..............................................                --            (85)                            136
 Liabilities.........................................                --              --                             --

        See Note 21 for further details regarding derivative financial instruments.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

NOTE 23  PENSIONS

        The substantial majority of personnel in the Company is employed by Stena Line and by a wholly-owned subsidiary of the Company, Northern Marine Management, which provides crewing services to the Company' s shipping and drilling activities. The employees participate in various defined benefit and defined contribution pension plans. The total pension costs of the Company amounted to SEK 182 million and SEK 168 million for the years ended December 31, 2002 and 2001, respectively. Stena Line is consolidated as a subsidiary as of October 31, 2000.


NOTE 24  US GAAP INFORMATION

        The accompanying consolidated financial statements have been prepared in accordance with Swedish GAAP which differs in certain significant respects from US GAAP. The following is a summary of the adjustments to net income and stockholders' equity that would have been required if US GAAP had been applied instead of Swedish GAAP in the preparation of the consolidated financial statements.

                                                                                      YEAR ENDED DECEMBER 31,
                                                                              2000             2001             2002
                                                                              ----             ----             ----
                                                                                        (SEK IN MILLIONS)
Net income under Swedish GAAP...................................             3,097            1,410            1,031
Adjustments to reconcile to US GAAP:
    Disposal of assets (a)......................................               (17)              30               11
    Depreciation of properties (b)..............................               (32)             (49)             (50)
    Leases (c)..................................................                (2)              (4)              --
    Investments in securities (d)...............................                 3              (48)             107
    Investment in Coflexip (e)..................................               562               --               --
    Investment subsidies (f)....................................                 2                2                2
    Financial instruments (g)...................................                (3)            (268)             200
    Investment in Stena Line (h)................................               (11)              --               --
    Purchase accounting Stena Line (i)..........................                 7             (243)            (114)
    Investment in P&O Stena Line (j)............................                (1)              (5)             242
    Pensions (k)................................................               (41)              21               58
    Others......................................................                15               27               26
    Tax effect of US GAAP adjustments...........................                23               69             (100)
                                                                                --               --            -----

Net income under US GAAP........................................             3,602              942            1,413
                                                                             =====              ===            =====

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

                                                                                                AS OF DECEMBER 31,
                                                                                               2001             2002
                                                                                               ----             ----
                                                                                                 (SEK IN MILLIONS)
Stockholders' equity under Swedish GAAP...........................................           11,110           11,589
Adjustments to reconcile to US GAAP:
    Disposal of assets (a)........................................................             (101)             (90)
    Depreciation of properties (b)................................................             (270)            (319)
    Investments in securities (d).................................................               59               39
    Investment subsidies (f)......................................................              (19)             (17)
    Financial instruments (g).....................................................             (129)              71
    Purchase accounting Stena Line (i)............................................              (73)            (212)
    Investment in P&O Stena Line (j)..............................................             (268)              --
    Pensions (k)..................................................................               28             (380)
    Others........................................................................             (138)            (104)
    Tax effect of cumulative US GAAP adjustments..................................              153               94
                                                                                             ------           ------

Stockholders' equity under US GAAP................................................           10,352           10,671
                                                                                             ======           ======

        Those differences which have a material effect on consolidated net income and stockholders' equity are described as follows:

       (a) DISPOSAL OF ASSETS - Disposed assets may have different carrying values under US GAAP resulting in a different gain or loss on disposal than under Swedish GAAP. After consolidation of Stena Line as of October 31, 2000, this includes gains on sales of certain vessels to Stena Line in 1988 to 1995, which under Swedish GAAP have been eliminated to the extent of the Company' s 46% investment. For US GAAP purposes, the Company eliminates all of such gains.

        (b) DEPRECIATION OF PROPERTIES - Under Swedish GAAP, properties in the Company's real estate operations are depreciated at 1%. Under US GAAP, all properties are depreciated over their estimated useful lives. For US GAAP purposes, depreciation for the real estate properties is based on periods of 50 years.

        (c) LEASES - Under Swedish GAAP, certain leases are recorded as operating leases and rent expense is recognized in the income statement. Under US GAAP, any lease that meets one of four specific criteria are capitalized. Leases that are capitalized for US GAAP purposes record the leased asset and the corresponding lease obligation at inception. The asset is depreciated over its estimated useful life or the lease term, whichever is shorter, and interest expense is recorded on the lease obligation. Under Swedish GAAP, certain gains or losses that result from the sale of property that is subsequently leased back are recorded currently in the income statement. Under US GAAP, such gains and losses are deferred and recognized into income over the life of the corresponding lease.

        (d) INVESTMENTS IN SECURITIES - Under Swedish GAAP, investments in marketable securities are recorded at either cost or the lower of cost or market. Under US GAAP, all of the Company's investments in debt securities and equity securities with a readily determinable fair value are classified as either trading or available for sale and carried at market value. Changes in the market value of 'available for sale' securities are recorded as a separate component of equity, net of applicable deferred taxes. Also under US GAAP, the difference between the acquisition cost of investments in debt securities, including convertible securities, and their redemption value is amortized as an adjustment of the effective yield of the debt security.

        For US GAAP purposes, the movement in the unrealized holding gain of investments classified as available-for-sale amounted to SEK 39 million and SEK 90 million for the years ended December 31, 2001 and 2002, respectively. The accumulated effect of SFAS 115 included in the US GAAP equity amounted to SEK
(7) million and SEK (90) million for the years ended December 31, 2001 and 2002, respectively.

        (e) INVESTMENT IN COFLEXIP - For Swedish GAAP purposes, a gain on the disposition of Stena Offshore in 1994 was recognized based on the excess of the fair value of the securities received over the carrying value of the Company's investment in Stena Offshore. US GAAP did not allow full gain recognition on this transaction because the proceeds received in the form of Coflexip ordinary shares, the Convertible Notes and the Redeemable Notes represented continuing involvement in Coflexip. The gain for US GAAP purposes was limited to the amount of the consideration received that has been converted to cash and, accordingly, the carrying value in the investment in Coflexip is the Company's book value of its investment in Stena Offshore. Coflexip was sold in April 2000, after which the US GAAP differences have been reversed.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

         (f) INVESTMENT SUBSIDIES - Under Swedish GAAP, government investment subsidies related to the financing of vessels are recorded as income upon receipt of cash. Under US GAAP, investment subsidies are netted against the cost of the vessel effectively reducing depreciation expense over the economic useful life of the vessel.

         (g) FINANCIAL INSTRUMENTS - Under Swedish GAAP, unrealized gains and losses on forward exchange contracts and foreign currency options which hedge future cash flows are deferred and recognized only when realized. Under US GAAP, unrealized gains and losses on forward exchange contracts and foreign currency options which do not qualify for hedge accounting treatment would be recognized as income or loss when they occur. Effective January 1, 2001, the Company adopted SFAS No.133 "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Transactions, an Amendment to FASB Statement No. 133". These statements establish accounting and reporting standards requiring that derivative instruments be recorded on the balance sheet at fair value as either assets or liabilities, and requires the company to designate, document and assess the effectiveness of a hedge to qualify for hedge accounting treatment. The Company uses derivative instruments to hedge the value of the Groups' financial position. Management has decided that none of the Groups' hedges of financial exposure qualify for hedge accounting under US GAAP during 2002. In accordance with US GAAP, all outstanding derivative instruments are therefore valued at fair value. The gains and losses that thereby arise are included when calculating income.

        (h) INVESTMENT IN STENA LINE - For US GAAP purposes, the Company has recorded its share of Stena Line's US GAAP adjustments. After consolidation of Stena Line as of October 31, 2000, these adjustments have been reported in each respective category.

        (i) PURCHASE ACCOUNTING STENA LINE - For US GAAP purposes, the acquisition of the additional 12% of Stena Line in October 2000 should be accounted for as a step acquisition. Thus, for US GAAP purposes, the Company' s carrying value of its prior 46% interest in Stena Line does not change; that is, carryover basis is used for that portion of the investment in Stena Line. Under step acquisition accounting, the additional 12% tranche of Stena Line acquired in 2000 would be recorded at fair value based upon the purchase price paid for shares of Stena Line of SEK 8 per share. In connection with the Company's offer for shares of Stena Line, the Company also agreed to repurchase the outstanding Senior Notes of Stena Line for 80% of their redemption value. The difference between the book value of those Senior Notes and the reacquisition price paid by the Company was SEK 658 million. That price paid by the Company to acquire the Senior Notes is deemed to be the fair value of the Notes due to the proximity of the two transactions. The excess of the carrying value of these notes over their fair value represents negative goodwill resulting from the acquisition of Stena Line by the Company. Under Swedish GAAP, such negative goodwill is amortized to the income statement in accordance with a predetermined plan. However, for US GAAP purposes, the excess of the fair value of an acquired business over its purchase price (i.e., negative goodwill) is applied as a reduction of the carrying value of acquired long-lived assets. The reduction of the carrying value of the acquired Stena Line long-lived assets results in a lower depreciation expense for US GAAP purposes on the Stena Line long-lived assets, primarily vessels, as compared to Swedish GAAP. The reduction in depreciation expense amounted to SEK 45 million for each of the years ended December 31, 2001 and 2002, respectively.

        (j) INVESTMENT IN P&O STENA LINE - Under Swedish GAAP, the book value of the net assets contributed to P&O Stena Line represents the Company' s investment in the joint venture. Under US GAAP, the 1997 charge of SEK 165 million represented the excess of the book value over the estimated fair value at December 31, 1997. During 1998 a further charge of SEK 88 million was recorded due to Stena Line' s obligation to fund an amount of losses up to GBP 6.25 million from sale of vessels within P&O Stena Line. This difference results in different amounts of goodwill amortization between Swedish GAAP and US GAAP. P&O Stena Line was sold in August 2002.

        (k) PENSIONS - For Swedish GAAP purposes, pension expense for defined benefit pension plans is based on actuarial computations. Under US GAAP, the determination of pension expense for defined benefit pension plans is made pursuant to Statement of Financial Accounting Standard, "Employees'
Accounting for Pensions SFAS No. 87". SFAS 87 is more prescriptive than Swedish GAAP in that it requires the use of a specific actuarial method (the projected unit credit method). Also under SFAS 87, under certain circumstances, a minimum liability is recorded with a corresponding intangible asset and/or reduction of shareholders' equity for plans that are underfunded. The adjustment for minimum liability recorded as of December 31, 2002 amounts to SEK 456 million.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002


NOTE 25  RELATED PARTY TRANSACTIONS

        The Company has entered into various transactions with companies in the Stena Sphere. The significant transactions between the Company and its affiliates are described below.


Concordia

        Stena Bulk AB ("Stena Bulk"), a wholly-owned subsidiary of the Company, and Concordia are parties to an allocation agreement (the "Allocation Agreement") pursuant to which Concordia may elect to participate in business opportunities identified by Stena Bulk relating to the ownership and chartering of crude oil and petroleum product tankers and bulk cargo vessels. Pursuant to the Allocation Agreement, Concordia may elect to take such opportunity in its entirety, to participate equally with Stena Bulk or to decline to participate. Concordia's share of the Allocation Agreement was a loss of SEK 36 million in 2000, a loss of SEK 17 million in 2001 and a loss of SEK 6 million in 2002.

        In October 1995, an agreement was reached between the Company and Concordia regarding the pooling of results from the operation of Concordia Class vessels. The Company's share of this agreement was a gain of SEK 4 million in 2000, a loss of SEK 6 million in 2001 and a gain of SEK 2 million in 2002. This agreement was terminated in July 2002 in connection with the sale of the last remaining VLCC tanker, the Stena Conductor.

        The Company provides certain services to Concordia such as administration, marketing, insurance and technical support for Concordia's vessels, including administration of jointly chartered vessels, office and office services for Concordia's personnel and certain financial and other services. The Company also receives a commission of 1% of the sales price on any vessel sold and commissions in respect of charters arranged by the Company. The Company earned fees equal to SEK 39 million, SEK 31 million and SEK 19 million in 2000, 2001 and 2002, respectively, for these services.

        Concordia has provided ship management services to the Company for the Stena Concordia, the Stena Conductor and the Stena Companion. These vessels were all sold in 2001 and 2002. The Company paid fees equal to SEK 10 million, SEK 7 million and SEK 4 million in 2000, 2001 and 2002, respectively, for these services. Concordia also provides ship management services for the Stena Caribbean and the Stena Calypso, which started their operations in 2002. The Company paid fees of SEK 1 million in 2002 for these services.


 Sessan

         Since June 1999, the Company has served as the business manager for Sessan for its participation (50%) in a Norwegian partnership that owns the shuttle tanker Stena Sirita that is chartered pursuant to a 10-year contract to ESSO Norway. The Company earned fees of SEK 1 million in each of the years 2001 and 2002 for these services.

         In October 2001, Sessan acquired an interest in the shipping company HH Ferries in the south of Sweden. The acquistion was partly financed in early 2002 by an interest bearing credit facility from the Company. As of December 31, 2002, DKK 152 million was utilized of the facility.

         In December 2002, the Company sold to Sessan the remaining 50% of the RoPax vessel Stena Jutlandica. Sessan acquired the first 50% of this vessel from the Company in 1996. The sale in 2002 was made at market price and resulted in a gain for the Company of SEK 23 million. The sale was partly financed by an interest bearing loan to Sessan from the Company of SEK 33 million, to be repaid in 3 years.

         In December 2002, the Company granted a short term interest bearing loan of USD 16 million to Sessan, to be used as a bridge financing for acquisition of a shuttle tanker vessel.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

Stena Metall

        The Company provides management and other services to Stena Metall. In 2000, 2001 and 2002, the Company received SEK 3 million a year for such services. The Company purchases bunker fuel from Stena Metall; such purchases aggregated SEK 308 million, SEK 729 million and SEK 792 million in 2000, 2001 and 2002, respectively. The year 2000 excludes Stena Line, which was consolidated as a subsidiary as of October 31, 2000.

        In January 2001, the Company acquired 4,621,562 shares in Stena Line from Stena Metall at a total cost of SEK 37 million, representing 7.52% of the equity and 28.65% of the votes of Stena Line.


Olsson Family

        The Company rents office space from members of the Olsson family. In 2000, 2001 and 2002, the Company paid SEK 6 million, SEK 27 million and SEK 27 million, respectively, in respect of such properties.

        The Company also manages certain properties owned by members of the Olsson family and a property owned by Stena Metall. In 2000, 2001 and 2002, members of the Olsson family and Stena Metall paid the Company SEK 7 million, SEK 8 million and SEK 9 million, respectively, for such management services.

        The Company has agreed to pay Sten A. Olsson and other members of the Olsson family an annual indexed retirement benefit for life.

        In the middle of 2000, the Company purchased marketable securities from members of the Olsson family for SEK 26 million.


P&O Stena Line

        The Company guaranteed a credit line of GBP 12.5 million for P&O Stena Line, the joint venture between Stena Line and P&O for the English Channel routes. The Company earned fees equal to SEK 10 million, SEK 10 million and SEK 6 million in 2000, 2001 and 2002, respectively, for these services. The Company also guaranteed the obligations of P&O Stena Fantasia (F.L.) Limited under a lease. These guarantees were released in October 2002 after the sale of P&O Stena Line to P&O.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

NOTE 26  PERSONNEL

        The following table presents the average number of employees and wages, salaries and other remuneration of the Company.

                                                     AVERAGE NUMBER OF             REMUNERATION
                                                         EMPLOYEES                SEK IN MILLIONS
                                                    2001          2002         2001            2002
                                                    ----          ----         ----            ----
Parent Company:
Board, CEO, Executive vice president............       2             2            5               6
Other employees.................................      11            12           11              13
Subsidiaries:
Sweden..........................................   3,117         3,294          833             806
Great Britain...................................   1,806         1,643          570             527
The Netherlands.................................     681           713          175             221
Denmark.........................................     189           190           61              63
Ireland.........................................     116           106           32              33
Norway..........................................      61            61           21              23
Poland..........................................      41            49            7               7
Switzerland.....................................       6             6            8              10
Germany.........................................      12             7            2               1
Brazil..........................................       4             3            5               4
United States...................................      --             9           --              13
India...........................................      --            17           --               1
Shipborne employees.............................     531           636          273             329
                                                     ---           ---          ---             ---

Total...........................................   6,577         6,748        2,003           2,057
                                                   =====         =====        =====           =====

        Shipborne employees does not include Stena Line, where such persons have been allocated by country. The total number of shipborne employees in Stena Line in 2002 was 3,532, to be compared with 3,544 in 2001.

        Salaries of SEK 8.0 million were paid to the Chief Executive Officer and the Executive Vice President in 2002 to be compared with SEK 7.6 million in 2001. The corresponding pension charges amounted to SEK 3.9 million in 2002 and SEK 3.7 million in 2001. The Chief Executive Officer and the Executive Vice President have retirement conditions allowing retirement from 60 years of age with a salary of 65% of the salary then valid. The period of notice for the Company is 12 and 24 months, respectively. Severance pay may amount to 24 months salary. The board members of Stena AB have been paid SEK 0.105 million in 2002, out of which SEK 0.025 million was paid to the Chairman of the board and SEK
0.010 million was paid to each of the Chief Executive Officer and the Executive Vice President.

NOTE 27  SUBSEQUENT EVENTS

        In mid January 2003, the Company prepaid as planned the remaining outstanding Senior Notes issued in 1995. As of December 31, 2002, the Company had repurchased $72 million of these notes and $103 million out of the original amount of the $175 million was redeemed in January at a redemption price of 102.625% plus accrued interest to but excluding the date of redemption.

        The first of the RoPax vessels ordered from a shipyard in Korea, the Stena Britannica, was delivered in January 2003. It entered service for Stena Line on the Harwich-Hook van Holland route at the end of February. The earlier vessel on that route with the same name was sold to Finnlines in Finland in early March. At the same time, it was agreed to acquire in the spring an old RoRo vessel, the Oihonna, from Finnlines. The remaining RoPax newbuilding from Korea is planned to be delivered in the middle of 2003 and to enter service for Stena Line on the Irish Sea as the Stena Adventurer.

        At the end of January 2003, the Company acquired additional properties in the south of Sweden at a value of SEK 110 million.

        In the middle of March 2003, the Company entered into an agreement for a possible acquisition in Sweden of shares in the listed property company Mandamus. The agreement is with a present shareholder of Mandamus, LRF, who has made an offer to the other shareholders of Mandamus to acquire all outstanding shares. If LRF acquires more than 50% of the shares in Mandamus, the Company has an obligation to buy all such shares. The maximum amount of this offer amounts to SEK 1,726 million, for which the Company has issued a guarantee.

        In the middle of April 2003, the Company entered into an agreement to build two Panamax tanker vessels at a shipyard in China for delivery in 2005 and 2006, respectively.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

NOTE 28  ADDITIONAL US GAAP DISCLOSURES

        Certain disclosures and financial statement classifications required under US GAAP and the US Securities and Exchange Commission rules and regulations would be different from the amounts disclosed on a Swedish GAAP basis. The following information is presented on a US GAAP basis for US GAAP presentation purposes.

        (a)  Income Taxes

        The net deferred tax liability of the Company computed on a US GAAP basis consists of the following:

                                                                                                AS OF DECEMBER 31,
                                                                                             2001              2002
                                                                                             ----              ----
                                                                                               (SEK IN MILLIONS)
     Deferred tax liabilities:
          Property, vessels and equipment.....................................              1,498             1,658
          Investments.........................................................                 93               112
          Provisions..........................................................                141               173
          Other...............................................................                 71                --
                                                                                            -----             -----
    Total deferred tax liabilities............................................              1,803             1,943

     Deferred tax assets:
          Property, vessels and equipment.....................................                137               122
          Tax loss carryforwards..............................................              1,422             2,055
          Investments.........................................................                 25                45
          Provisions..........................................................                364               247
          Other...............................................................                 16                12
          Less deferred tax assets not recognized.............................               (644)           (1,007)
                                                                                            -----           -------
    Net deferred tax assets...................................................              1,320             1,474

    Net deferred tax liability under US GAAP..................................                483               469
                                                                                              ===               ===

        (b)  Long-term Debt

        For Swedish GAAP purposes, certain borrowings that have formal repayment dates in 2002 have been classified as long-term because the Company intends to refinance those borrowings on a long-term basis. See Note 17. Those borrowings which amount to SEK 1,795 million, SEK 3,382 million and SEK 5,138 million at December 31, 2000, 2001 and 2002 respectively would be classified as short-term in a US GAAP consolidated balance sheet.

        (c) Comprehensive Income

        The Company has adopted Statement of Financial Accounting ("SFAS") No. 130, "Reporting Comprehensive Income", which establishes standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income generally encompasses all changes in stockholders' equity (except those arising from transactions with the owners) and includes net income (loss), net unrealized capital gains or losses and available for sale securities and foreign currency translation adjustments. Comprehensive income in accordance with US GAAP for the year ended December 31, 2001 and 2002 was SEK 1,487 million and SEK 371 million, respectively.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002


        (d) Cash payments

    Cash paid for interest and taxes was as follows:

                                                                                        YEAR ENDED DECEMBER 31,
                                                                                  2000             2001           2002
                                                                                  ----             ----           ----
                                                                                           (SEK IN MILLIONS)
Interest.........................................................                  661            1,153          1,014

Income taxes paid................................................                    4                4            117


        (e) Pensions

         The Group has certain Swedish and British pension arrangements that are not multiemployer or non-participating insurance arrangements that are funded through payments to a separate pension foundation. For Swedish GAAP purposes, pension expense for defined benefit pension plans is based on actuarial computation. The net periodic pension expense and the vested benefit obligation have also been determined for US GAAP purposes on the basis that would result if all employees are separated immediately. The accounting for pension plans in accordance with Swedish GAAP is different from the accounting and disclosure requirements of SFAS No. 87 "Employers Accounting for Pensions" and SFAS No. 132 "Employers Disclosure about Pensions and Other Post-retirement Benefits."

      Pension cost, on the defined benefit plans, calculated in accordance with US GAAP includes the following:

                                                                                             YEAR ENDED DECEMBER 31,
                                                                                             2001              2002
                                                                                             ----              ----
                                                                                               (SEK IN MILLIONS)
          Service cost........................................................                 48                41
          Interest cost.......................................................                125               128
          Expected return on plan assets......................................               (156)             (161)
          Net amortization and deferral.......................................                  5               (12)
                                                                                                -              ----
    Net periodic pension cost.................................................                 22                (4)
                                                                                               ==               ===


     The changes in benefit obligation are as follows:

                                                                                               AS OF DECEMBER 31,
                                                                                             2001              2002
                                                                                             ----              ----
                                                                                                (SEK IN MILLIONS)
    Benefit obligation at beginning of year...................................              2,671             2,172
          Service cost........................................................                 48                42
          Interest cost.......................................................                125               124
          Plan amendments.....................................................                 97                89
          Actuarial gain (loss)...............................................               (456)             (209)
          Benefit paid........................................................               (120)             (103)
                                                                                            -----             -----
    Benefit obligation at end of year.........................................              2,365             2,115

    Funded status.............................................................             (2,365)           (2,115)
    Additional minimum liability..............................................                 --               552
                                                                                            -----             -----
    Amounts recognized in the consolidated balance sheets
              as accrued pension liability ...................................              2,365             2,667
                                                                                            =====             =====

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002


The change in fair value of plan assets are as follows:

                                                                                               AS OF DECEMBER 31,
                                                                                             2001              2002
                                                                                             ----              ----
                                                                                                (SEK IN MILLIONS)
    Assets at beginning of year...............................................              3,011             2,279
          Actual return on plan assets........................................               (405)             (419)
          Company contributions...............................................                  6                 1
          Members contributions...............................................                  1                 1
          Benefits paid.......................................................               (119)             (102)
          Other...............................................................                 (1)               --
                                                                                            -----             -----
    Assets at end of year.....................................................              2,493             1,760
                                                                                            =====             =====

Minimum liability:

                                                                                              AS OF DECEMBER 31,
                                                                                                               2002
                                                                                                               -----
                                                                                             (SEK IN MILLIONS)
    Accumulated benefit obligation............................................                                1,949
    Fair value of plan assets.................................................                               (1,761)
                                                                                                            -------
    Unfunded accumulated benefit obligation...................................                                  188
    Net amount recognized in statement of financial position..................                                  364
                                                                                                                ---
    Additional minimum liability..............................................                                  552
    Unrecognized prior service cost...........................................                                  (96)
                                                                                                               ----
    Adjustment to shareholders' equity........................................                                  456
                                                                                                                ===


              Assumptions used in the calculation of pension obligations are as follows:

                                                                                             2001              2002
                                                                                             ----              ----
    Weighted discount rate....................................................           5.5-5.8%              5.5%
    Expected long-term rate of return on assets...............................               7.0%              7.0%
    Rates of increase in compensation levels..................................               4.5%              4.5%


        (f) Recent issued U.S. accounting standards

         The Company adopted SFAS 142 and SFAS 144 in 2002. SFAS 142 eliminates the amortization of goodwill and intangible assets with indefinite economic useful lives and addresses the amortization of intangible assets with finite lives and impairment testing and recognition for goodwill and intangible assets. SFAS 144 establishes a single model for the impairment of long-lived assets and broadens the presentation of discontinued operations to include the disposal of an individual business. As a result of the adoption of SFAS 142 and SFAS 144 the amortization of the goodwill recognized in connection with the Company's acquisition of P&O Stena Line ceased as of January 1, 2002. No impairment charges resulted from the required transitional impairment evaluations. The following reflects the impact that SFAS 142 would have had on prior period net income:

                                                    YEAR ENDED                       YEAR ENDED
                                             DECEMBER 31, 2000                DECEMBER 31, 2001
                                             --------------------------------------------------
Reported net income under US GAAP                        3,602                              942


Cease equity investee goodwill amortization                 52                               52
                                                         -----                             ----

Adjusted net income under US GAAP                        3,654                              994

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

         In connection with the sale of the interest in P&O Stena Line on August 13, 2002, a portion of the cash proceeds was determined by reference to an interest factor for the period from January 1, 2002 to date of sale. For Swedish GAAP purposes, SEK 102 million was classified in the income statement as interest income. Under US GAAP, that amount would be considered a component of the proceeds from the sale of the interest in P&O Stena Line and accordingly, would be classified as part of the gain on the sale.

         In June 2001, FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company also records a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 is not expected to have a material effect on the Company's financial statements.

         In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of Statement No. 4 is applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of the Statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The adoption of SFAS No. 145 is not expected to have a material effect on the Company's financial statements.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 is not expected to have a material effect on the Company's financial statements.

         In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's financial statements. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002.

         In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities. The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust or any other legal structure used to conduct activities on to hold assets in which either (a) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (b) the equity investors lack (i) the ability to make decisions about the entity's activities, (ii) the obligation to absorb the expected losses of the entity if they occur, or (iii) the right to receive the expected residual returns of the entity if they occur. Historically, entities generally were not consolidated unless the entity was controlled through voting interests. FIN 46 changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. A company that consolidates a variable interest entity is called the "primary beneficiary" of that entity. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. The requirements of FIN

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002


46 apply in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that is acquired before February 1, 2003. Also, certain disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company is currently determining what impact these provisions will have on its financial statements.

In November 2002, the Emerging Task Force issued its consensus on EITF 00-21, Revenue Arrangements with Multiple Deliverables on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (1) The delivered item(s) has value to the customer on a standalone basis, (2) There is objective and reliable evidence of the fair value of the undelivered item(s), (3) If the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. However, there may be cases in which there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for one or more of the delivered items. In those cases, the residual method should be used to allocate the arrangement consideration. The guidance in this issue is effective for revenue arrangements entered into in fiscal beginning after June 15, 2003. Alternatively, entities may elect to report the change in accounting as a cumulative-effect adjustment in accordance with Opinion 20. If so elected, disclosure should be made in periods subsequent to the date of initial application of this consensus of the amount of recognized revenue that was previously included in the cumulative effect adjustment. The Company is assessing the impact of the adoption of EITF 00-21 on its financial position and the results of its operations.




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